PACTIV
Advanced Packaging Solutions

PACTIV 2002 ANNUAL REPORT

CORP

SINCE GOING PUBLIC THREE YEARS AGO, PACTIV HAS MET THE CHALLENGES OF CHANGE AND HAS EMERGED AS AN EFFICIENT, FOCUSED, AND FAST-GROWING INDUSTRY LEADER. IN THIS REPORT, WE DISCUSS OUR PROGRESS AND PROSPECTS, LOOKING AT THE DRIVERS BEHIND OUR GAINS IN SALES, PRODUCTIVITY, AND PROFITS, AND THE ATTITUDE THAT CONNECTS THEM: THE DETERMINATION OF OUR EMPLOYEES TO ANTICIPATE THE NEEDS OF OUR CUSTOMERS AND DELIVER SOLUTIONS BETTER, FASTER, AND MORE EFFICIENTLY EVERY DAY.

PACTIV HAS DELIVERED SUBSTANTIAL PROFIT GROWTH
SINCE ITS SPIN-OFF IN 1999, AND IS SETTING ITS SIGHTS
HIGHER GOING FORWARD. OUR GOAL: TO DRIVE STRONG GAINS IN EARNINGS
BY COMBINING SALES GROWTH WITH CONTINUOUS PRODUCTIVITY IMPROVEMENTS.

our goal »


Hefty
The Gripper
STRETCH & GRIP TOP
Hefty
CinchSak
TRASH BAGS
Hefty
CinchSak
20 BAGS
Hefty
SteelSak
TRASH BAGS
15 BAGS

GROWTH


$0.70
$1.03
$1.37
2000
2001
2002

EARNINGS PER SHARE*

*from continuing operations


Hefty
The Gripper

WE ARE GENERATING STRONG FREE CASH FLOW,
WHICH WE ARE USING TO FUND GROWTH, NEW PRODUCTS, AND ACQUISITIONS.

the key »





$155
$226
$258
2000
2001
2002



FREE CASH FLOW

FREE CASH FLOW*

*cash from operating activities less capital expenditures (in millions)



PACTIV IS RECOGNIZED AS A COMPANY CUSTOMERS CAN COUNT ON FOR INNOVATIVE, EFFECTIVE SOLUTIONS TO CHANGING PACKAGING NEEDS. NEW PRODUCTS, NEW MATERIALS, AND ACQUISITIONS ARE PROVIDING SOLUTIONS AND DRIVING GROWTH IN OUR BUSINESS.

our means »



NEW PRODUCTS, NEW MATERIALS, ACQUISITIONS

VOLUME GROWTH	2001	2002
CONSUMER PRODUCTS AND FOODSERVICE /FOOD PACKAGING	–	9%
PROTECTIVE AND FLEXIBLE PACKAGING	(3%)	5%





the driver »

AT PACTIV, PRODUCTIVITY DOESN'T MEAN SAVING OUR WAY TO PROFITABILITY. IT MEANS PAVING THE WAY TO GROWTH, BY CONTINUOUSLY MEASURING AND IMPROVING MANUFACTURING PERFORMANCE, STRIVING FOR "WORLD-CLASS" QUALITY, AND IMPLEMENTING BEST PRACTICES COMPANYWIDE. THE RESULTS CAN BE SEEN IN OUR EXPANDING MARGIN, INCREASING CASH FLOW, AND STRONG BALANCE SHEET.



Pactiv Air 5000 System


11.2%
13.9%
16.1%
2000
2001
2002

OPERATING MARGIN*

*income before interest, income taxes, and minority interest divided by sales

PRODUCTIVITY

AT PACTIV,

THE ATTITUDE OUR EMPLOYEES BRING TO THEIR

JOBS AND THEIR DETERMINATION TO DELIVER ON THE

COMMITMENTS THEY MAKE ARE PRODUCING RESULTS. TO SHAREHOLDERS

THIS MEANS STEADILY INCREASING RETURNS ON THEIR INVESTMENT IN OUR COMPANY.

our foundation »


Hefty
OneZip
THICKEST
STORAGE
FREEZER
OPEN
STORAGE
CLOSED
$12.38
$17.75
$21.86
2000
2001
2002

FOCUS ON VALUES

YEAR-END PACTIV STOCK PRICE - NYSE

TABLE OF CONTENTS

[illegible]

FINANCIAL HIGHLIGHTS »

(In millions, except per-share data)	2002	2001	2000
Sales	$2,880	$2,812	$3,052
Income from continuing operations	220	165	113
"Core" earnings (a)	153	113	94
Income from discontinued operations	-	28	134
Cumulative effect of change in accounting principles	(72)	-	-
Net income	148	193	247
Diluted earnings per share (EPS):			
Continuing operations	$ 1.37	$ 1.03	$ 0.70
"Core" (a)	0.95	0.70	0.58
Discontinued operations	-	0.17	0.83
Cumulative effect of change in accounting principles	(0.45)	-	-
Net	0.92	1.20	1.53

(a) Excludes restructuring and other charges, spin-off transaction costs, a gain on the sale of a business, pension income, and goodwill amortization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 32 for a reconciliation of income from continuing operations and diluted EPS from continuing operations with "core" earnings and "core" EPS, respectively.

This annual report includes forward-looking statements. Please refer to the cautionary statement section of the annual report on Form 10-K. That report can be accessed from www.pactiv.com under the Investor Relations section link to SEC filings.



RICHARD L. WAMBOLD
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

dear shareholders »

In 2002, Pactiv Corporation once again posted outstanding results. We showed that we can deliver strong volume growth, improve productivity, and generate impressive earnings growth during difficult economic times. In 2002, Pactiv's earnings per share from continuing operations grew 33 percent. Free cash flow, cash from operating activities of $384 million less capital expenditures of $126 million, reached $258 million, or 9 percent of sales. Behind these impressive results were solid volume growth of 6 percent, excellent productivity improvement, and a 1 percentage point expansion in gross margin. We are pleased with the results, and with the fact that our performance and prospects were recognized by the stock market where our share price increased 23 percent despite a significant decline in the S&P 500 Index, and by FORTUNE magazine, which named Pactiv the No. 1 company in our industry group in its 2003 ranking of "America's Most Admired Companies."

GOOD AT GETTING BETTER

These achievements were not matters of chance. We performed well in a tough economic environment because our people created opportunities and executed effectively. Since our spin-off in 1999, we have focused on developing an organization and a culture that delivers dependably on its promises to customers, colleagues, partners, and shareholders.

Shaping a culture is, in many ways, the most significant challenge any leadership team faces, but it is individual employees who ultimately execute plans and get things done. We are fortunate to have a team of employees who are determined to excel at the most important thing an enterprise can be good at: getting better, day after day, quarter after quarter, and year after year.

Pactiv is a fundamentally different company than it was when we were spun off to shareholders, and it is the personal leadership shown by our employees - in every job and at every level - that has made it so. Our people challenge the status quo, push for innovation and continuous improvement, and take pride in our companywide emphasis on integrity, ethics, straightforward communication, and respect for others in everything we do.

*To some, this emphasis on culture may sound "soft," but at Pactiv it has a hard edge and is producing equally hard-*edged results. The personal leadership demanded in our company is responsible for our significant performance improvements over the past three years. It has built the confidence of our people. And it is steadily building trust with our customers and shareholders.

These values will, I believe, support even better performance going forward. We have set our sights high – to become the clear leader in every market in which we participate. While the economic environment remains uncertain, our future is, to a large extent, in our control. We have leading positions in virtually every market we serve. We have long-term relationships with leading companies in our markets – the customers who increasingly drive growth. We have the resources and cash flow to support both the continued introduction of new products and strategic acquisitions. We have the productivity programs under way to help drive higher margins and profits. And we are focused on anticipating and meeting customers' needs – the best way to produce results in the long term.

PROVEN PERFORMANCE

Our confidence in the future comes from the strong track record of achievement established over the past three years.

In early 2000, I wrote my first letter to shareholders. In it I described a company that had great products, strong and experienced people, and excellent long-term potential. But I also described a company that needed to focus on fixing and reshaping itself before it could grow and expand in new markets. Over the following 24 months we cut selling, general, and administrative (SG&A) costs by $53 million, exited underperforming businesses, reduced debt from $2.1 billion to $1.2 billion, and became one of the best cash flow producers in the industry. We became leaner, stronger, more focused, and, most importantly, we became a team that works together to create value for both customers and shareholders. The result: by the end of 2001 we were ready to begin unlocking the potential that I described two years earlier. With many of the big issues behind us, we could begin to shift to growth.

GEARED FOR GROWTH

As we began the transition from fixing to building our business, we set a challenging goal: to grow at a 6-percent annual rate, faster than our industry as a whole and particularly aggressive given the weakness of the economy. We achieved that goal as a result of two important initiatives.

First, we continued to increase our efforts to bring new products to market. In 2002 alone, we introduced more than 50 new products companywide - products that are helping to increase our market positions and profitability. In total we estimate that new products accounted for one third of our 2002 internal volume growth.

Second, we expanded our scope and capabilities through strategic "bolt-on" acquisitions, which included the purchase of Winkler Forming, Inc., a leading manufacturer of thermoformed amorphous polyethylene terephthalate (APET) for the supermarket packaging industry, and the acquisition of a 70-percent stake in Mexico-based Jaguar Corporation, a leading thermoformer of high-impact polystyrene cups and polystyrene foam. These acquisitions were slightly accretive to 2002 earnings, and we expect their contribution to rise significantly as we move ahead.

PRODUCTIVITY PAVES THE PATH TO GROWTH

Our focus on productivity stems from the belief that to grow with strong margins we must be the low cost producer and offer our customers the best service in our industry. Put simply, productivity at Pactiv doesn't mean saving our way to profitability. Instead, it means paving the way to growth. By finding increasingly efficient ways to manufacture and deliver our products and services, we generate additional cash to launch new products and fund acquisitions. By continuously pursuing productivity improvements, we are building a sustainable, long-term competitive advantage. In 2002 our productivity efforts contributed more than $30 million. Our savings came from reducing scrap, increasing machine uptime, improving material utilization, and enhancing logistics effectiveness. But the secret to our success came from a no-excuses focus on results, leadership, and teamwork throughout our organization, from machine operators to business managers. As we worked throughout the year, we found even more potential for improvement – enough, we believe, to allow us to continue this rate of saving for another two years.

As we look at 2003, we see a sputtering world economy, changing markets, and many other factors that will challenge *our customers, our company, our industry, and our country.*

In this environment, we will follow the same straightforward formula that led to our past successes. We will continue to drive to higher levels of productivity by extending our program into Europe as well as into other new areas, such as reducing indirect spending. And by doing so, we will again free-up more resources to fund profitable growth. We will fund more new product development and continue to expand our businesses with accretive, tightly focused "bolt-on" acquisitions. There will be challenges, but there also will be opportunities for those companies that have the vision and capability to reach for them.

In closing, I want to thank the members of our Board for their contributions to our business and strategy and for the strong focus they bring to managing Pactiv for its shareholders. In today's business environment, serving as a director of any organization is a demanding job, and our Board members have performed well.

Above all, I want to thank our employees and our customers, who helped make 2002 another successful year. We accomplished much in 2002 and we are determined to do even better in the future, growing our business, performing as promised, and delivering value to our shareholders.

Sincerely,

Richard L. Wambold
Chairman and Chief Executive Officer

March 4, 2003

OPERATIONS REVIEW »

PROTECTIVE AND FLEXIBLE PACKAGING

HEXACOMB HONEYCOMB

Cushion-Comb Cushioning Honeycomb

Hexacomb Honeycomb Die-Cuts

Hexacomb Panels Honeycomb

Hexacomb Glass Protection

Hexacomb Void Fill Honeycomb

Hexacomb Venting Honeycomb

Hexacomb Transportation Structure

Hexacomb Structural Honeycomb

Hexablock Pallet Components

AIR CUSHIONING

Astro-Cell Air Cushioning Sheet

Astro-Cell Plus Air Cushioning Sheet

Astro-Sustainable Air Cushioning

Astro-Cell Anti-Static Air Cushioning

Pactiv Air 5000 System

Pactiv Air 3000 System

Pactiv Air 2000 Inflatable Pouch

Pactiv Air 1000 Inflatable Air Cushion

EZ Bubble-Cut™ Bags-on-a-Roll

MAILERS

Hefty Express™ Shipping Mailers

Gator-Pak™ Shipping Mailers

Gator-Pak™ Lite Shipping Mailers

Pad Kraft Shipping Mailers

Air Kraft Shipping Mailers

Tuff-Kraft Shipping Mailers

Poly Lite Shipping Mailers

SHEET FOAM

MicroFoam Protection

MicroFoam Cohesive Protection

Astro-Foam™ Protection

Sleevit Protection

Micro-Tuff Protection

Laminated Product Protection

Furniture Systems

Furniture Guard Foam Cushioning

Orca Wrap

Astro-Sheeter™ System

Edge Foam Edge Protectors

BUILDING PRODUCTS

GreenGuard Insulation Board

GreenGuard PLYGOOD Ultra Sheathing

GreenGuard Fanfold Underlayment

GreenGuard BACKER-PRO Underlayment

GreenGuard Classic Wrap Housewrap

GreenGuard Value Wrap Housewrap

GreenGuard UltraWrap Housewrap

GreenGuard RainDrop™ Housewrap

GreenGuard Waterproofing Protection Board

GreenGuard Roofing Recovery Board

GreenGuard Condensation Board

GreenGuard Sill Sealer

GreenGuard Contractor Tape

Astro-Foil Reflective Insulation

ENGINEERED FOAMS

PolyPlank PLK Foam Plank

PolyPlank MDL Dual-Density

Laminated Plank

Propafoam Foam Cushioning

PROFLEX PROFILES

PolyPlank LAM Laminated Plank

MEDICAL & FLEXIBLE

PropyFlex Non-PVC IV Bags and Film

Lineartear Bags with Tear Line Opening

Flextear Bags with Tear Line Opening

Flexopeel Pouches with Peelable Opening

Clearpeel Clear Pouches with Peelable Opening

Softpeel Films for Peelable Opening

Sterflex Forming Web Films

Flexoweb Films for Pouches and Forming Webs

Formpeel Thermoforming Films

Secu Drape Sterile Drapes and Covers

Medipeel Peelable Pouches

Medibowl

Medizip™ Easy Open/Close Medical Bags

Stand-up Pouches for Retail Packaging

Barrier Films for Food Packaging (MAP)

Printed and Laminated Film for Retail Packaging

Shrink and Stretch Sleeves, Wrap-around Labels

Sterilizable and Boilable Films and Bags

Bags with and without Re-Closure System

CUSTOM & STOCK PLASTIC THERMOFORMED PACKAGING

CONSUMER AND FOODSERVICE/FOOD PACKAGING

HEFTY® CONSUMER PRODUCTS

HEFTY® WASTE BAGS

Hefty® The Gripper® Tall Kitchen Bags

Hefty® Cinch Sak® Trash/Tall Kitchen/Lawn & Leaf/Medium/Recycling Bags

Hefty® EasyFlaps® Trash/Tall Kitchen Bags

Hefty® HandleSak® Trash/Tall Kitchen/Recycling Bags

Hefty® TwistTie Trash/Large Trash/Tall Kitchen/Lawn & Leaf/Medium/Small/Recycling Bags

Hefty® Steel-Sak® Drawstring/TwistTie Heavy Duty Trash Bags

Hefty® basics Trash/Tall Kitchen/Bags

Hefty® Scrap Bags

Hefty® Compactor Bags

Hefty® Contractor Bags

Hefty® Renew Trash/Tall Kitchen Bags

HEFTY® TABLEWARE

Hefty® EveryDay Foam Plates/Bowls/Trays

Hefty® ElegantWare® Plates/Bowls

Hefty® Classic Impressions® Plates

Hefty® Holiday Prints Plates/Bowls/Cups

Hefty® Heavy Duty Paper Plates

Hefty® Supreme Plates

Hefty® Superweight Plates

Hefty® Hearty Meals™ Plates/Bowls

HEFTY® ZOO PALS® PRODUCTS

Hefty® Zoo Pals® Plates

Hefty® Zoo Pals® Fun Slider Bags

HEFTY® ONEZIP® PRODUCTS

Hefty® OneZip® Storage Quart/Gallon Bags

Hefty® OneZip® Freezer Quart/Gallon Bags

Hefty® OneZip® Sandwich Bags

Hefty® OneZip® Jumbo 2.5 Gallon Bags

Hefty® OneZip® Holiday Bags

Hefty® OneZip® Glow-in-the-Dark Halloween Bags

HEFTY® E-Z FOIL® PRODUCTS

Superoaster® Roaster/Baking/Casserole/Take Along Pans

EZ Elegance® Baking/Casserole/Roaster/Take Along Pans

Country Cookin'® Baking/Casserole/Take Along Pans

Party Colors™ Baking Pans

Fiesta™ Pans

Crown Classic® Roasters

Crown Oval® Roasters

KORDITE®

Kordite® Drawstring Trash/Tall Kitchen/Lawn & Leaf Bags

Kordite® TwistTie Trash/Tall Kitchen/Lawn & Leaf Bags

Kordite® Foam Plates

BAGGIES®

Baggies® Storage Gallon/2-Gallon Bags

Baggies® Sandwich Bags

FOODSERVICE / FOOD PACKAGING

BAKERY

Cakes

Pies

Cookies

Loaf Cakes & Bread

Pastries

Breakfast Foods

HOME MEAL REPLACEMENT

Cold Ready To Eat

Hot Ready To Eat

Ovenable

Dual-Ovenable

Microwaveable

CARRY-OUT

Cold Ready To Eat

Hot Ready To Eat

Ovenable

Dual-Ovenable

Microwaveable

Catering

Box Lunch

Handled Containers

Beverage Cups

Film / Foil Wraps

Clear Display Packaging

Cup Carriers

Dual Color Containers

Hot Cups

Cold Cups

PACKER / PROCESSOR

Bakery Packaging

Frozen Foods

Meat Products

Egg Packaging

Agriculture

Dual-Ovenable

Slide-Rite® Zipper Bags

ActiveTech® Modified Atmosphere Packaging

Extended Shelf Life Trays

DELI

Deli Salads

Home Meal Replacement

Hot Case Products

Cold Case Products

PRODUCE

Cut Produce

Whole Produce

Small Produce One Piece

DINE-IN

Back of Premise

Table Service

Quick Service

Self Service / Cafeteria

Institutional

MEATS & FISH

Plastic Meat Trays

Molded Fibre Meat Trays

Foam Meat Trays


Hefty

OPERATIONS REVIEW

Pactiv Corporation is a leader in consumer products and specialty packaging markets, recognized for its innovative products and customer service. Several business strengths give rise to this reputation, including brand and market leadership; broad and innovative product lines; channel access; distribution strength; and commitment to continuous productivity improvement and cost leadership.

The key to our growth and progress is our ability to understand and meet the needs of our diverse customer base. We do this through two business segments: Hefty® Consumer Products and Foodservice/Food Packaging, and Protective and Flexible Packaging.

Growth and Productivity

In 2002 we focused on two main goals: sales growth and productivity improvement. Our results showed success on both fronts. Sales rose 2.4 percent to $2.9 billion. During the year volume grew 6 percent. Full year earnings per share from continuing operations were $1.37, an increase of 33 percent from $1.03 in 2001.

In late 2001 we began a productivity program to develop a competitive advantage through operational excellence. Our focus on productivity in 2002 allowed us to reduce manufacturing, transportation, distribution, and warehousing costs. This improvement was achieved in large part through increased machine uptime, reductions in scrap, and improved efficiencies in our distribution operations. In total we generated $30 million in savings, which helped fund research and development and new product launches, and improved our bottom line.

Our emphasis on reducing manufacturing costs, improving logistics efficiency, and implementing best practices will be key to our ongoing success, and we expect to see further improvement in 2003 and 2004. In addition, we have initiated an aggressive program to improve purchasing practices for goods and services procured outside the manufacturing arena.

HEFTY® CONSUMER PRODUCTS AND FOODSERVICE/FOOD PACKAGING SEGMENT

Performance in 2002 was excellent. This segment accounted for 72 percent of the company's sales in 2002. Sales rose 3 percent, while volume, excluding 2001 divestitures, increased 9 percent. Operating income in 2002 rose 20 percent, while operating margin increased to 16.8 percent from 14.4 percent.

The strong performance was driven by the following factors:

- Positive market trends, including increasing consumer demand for convenience and continued growth in spending on meals prepared, wholly or in part, outside the home
- Strong market shares and an aggressive new product development program
- Significant competitive advantages stemming from scale in manufacturing and distribution
- Productivity improvements from focusing on operational excellence

Hefty® Consumer Products

The Hefty® brand is one of the nation's most trusted and respected brands, and the leader in every segment of the consumer market in which it competes: waste bags, tableware, disposable cookware, and slider food bags.

To meet the challenges of growing both sales and income in an increasingly competitive and demanding marketplace, this business is focused on two key areas: leveraging the brand through new product development and extending relationships with strategic customers.

NEW PRODUCT DEVELOPMENT

New products are key to growth in the consumer-products market, and the Hefty® brand extended its leadership in this area in 2002 with the national introduction of several items. Hefty® The Gripper™ tall kitchen bags captured a 3-percent market share in the waste bag segment in its first year of introduction. Hefty® ZooPals™ disposable plates for children were introduced in January 2002, and by year-end reached target distribution levels and gained 2.5 percent of the better-plate market. Thicker Hefty® OneZip® food storage bags also were well received and helped drive 2002 sales and market share since their introduction.

Our strategy is to continue to grow the Hefty® brand by introducing more high quality, innovative products for our retail customers. In 2003, in fact, Hefty® Consumer Products plans to introduce three to four additional new products. Some of these will create new categories and extend our reputation as an innovator. Others will represent important extensions of existing product lines. In combination with focused marketing support, new product introductions will further enhance the strength and profitability of the Hefty® brand, and sales of these higher-margin products will enable Pactiv to reach its targeted profit growth.

STRATEGIC RELATIONSHIPS

In addition to driving growth through new products, we are leveraging our scale and service capabilities to expand our position as a preferred supplier. Dedicated direct-sales people, strong broker relationships, excellent retail coverage, and outstanding customer-service teams play important roles in providing merchandising, promotion, and logistics counsel to our strategic customers. While our focus will be on driving higher-margin sales for branded Hefty® products, we also will continue to expand our products distributed under private labels in categories where it makes sense for our customers and creates financially attractive opportunities for Pactiv.

Foodservice/Food Packaging

Pactiv is the leading provider to the foodservice, supermarket, and food packaging markets, producing and selling approximately 3,500 items across North America. Our products include a broad variety of shapes, sizes, and functional capabilities, and are used for fresh and frozen foods in supermarkets, for take-out meals in foodservice and restaurants, and by food processors to package their products. Pactiv's manufacturing and technical capabilities allow us to provide the right material for each end-user requirement. These materials include plastics for clear display applications, foam take-out containers and trays, and high heat and microwaveable prepared food containers. We also produce dual-ovenable paperboard products, disposable aluminum cookware, and molded fibre packaging. In 2003, we plan to continue to grow the business by introducing new products and through acquisitions. And as we grow, Pactiv's "one-stop" customer service strategy will create even more value for our customers.




PACTIV

NEW PRODUCTS

Our development efforts target value-added specialized products that meet the growing market demands for differentiation, food safety, and convenience.

In 2002, we introduced a significant number of new products, which included new packaging for leading fast-food restaurant chains. We extended the range of microwaveable products we offer to supermarkets and other grocery chains to support their prepared food programs and introduced a wide range of products for packer/processors, including new case-ready and extended shelf life trays. Much of 2002 volume growth came from these new, higher-margin items.

In addition, we entered new product lines through acquisition. In June 2002, we purchased Winkler Forming, a leading manufacturer of APET (amorphous polyethylene terephthalate) products. Among other attributes, this material provides packaging with high clarity, luster, and excellent strength and durability for product protection – even at below freezing temperatures.

These capabilities provide important expansion opportunities in the fast-growing wholesale bakery, confectionery, and fresh-cut produce markets. Winkler's current manufacturing capacity can accommodate a 40-percent growth in sales with modest capital additions.

In October 2002, we purchased 70 percent of Mexico-based Central de Bolsas, S.A. de C.V. (Jaguar Corporation), a leading thermoformer of cold cups and plates and foam products for foodservice and food packaging applications. The joint venture provides Pactiv with a solid base from which to increase sales of U.S.-manufactured products in the fast-growing Mexican market and a source of new products that can serve its U.S. customer base. We plan to add capacity in Mexico in 2003.

ONE-STOP SUPPLIER

Our broad product offering and nationwide logistics operations allow us to be a "one-stop" supplier to our customers. We offer national access to our broad product offering with one order, one customer representative, one truck delivery, and one invoice. We believe this unique level of service creates significant value for our customers and will be pivotal in our plans for growth over the long term.

In 2002, we advanced these logistics capabilities significantly with the full implementation of our customer-linked manufacturing and logistics management system, which now integrates production planning, distribution, and customer service. Going forward, we intend to expand this emphasis with an intensified focus on customers and distributors that can benefit most from a streamlined, simplified supply chain. Our goal is to grow, consistently and strategically, with the leaders and consolidators in the foodservice, supermarket, and food packaging industries.

PROTECTIVE AND FLEXIBLE PACKAGING

Pactiv's Protective and Flexible business holds strong positions in high-potential markets in Europe, North America, and Asia. This business group produces a wide range of products including air cushion films, inflatable void fill pillows, padded mailers, plank and sheet foam, hospital supplies, flexible packaging for food and non-food products, and Hexacomb® kraft honeycomb.

This segment accounted for 28 percent of the company's sales in 2002. Sales in 2002 were even with 2001. Volume, excluding 2001 divestitures, increased 5 percent. Excluding restructuring and other charges, operating income in 2002 rose 38 percent from 2001, while operating margin increased to 7.1 percent from 5.2 percent.

The segment's improved results reflect cost reductions achieved through restructuring efforts that began in early 2001 and continued through 2002. This improvement has been accomplished through plant closures and realignments to improve productivity, exiting underperforming product lines, and implementing manufacturing process improvements, notably by removing capacity constraints on higher-margin product lines.

We have begun a broader productivity initiative in our European operations in 2003 that, when coupled with the anticipated economic recovery in the months ahead, should lead to continued improvement in performance.

GROWTH

We also are driving sales growth through new product development, better leveraging of existing products, and small acquisitions. Among our accomplishments in 2002, we:

- Launched the Pactiv Air® 2000 inflatable pouch, designed to help shippers protect products from damage related to shock and vibration
- Introduced new co-extruded air cushioning for improved strength and quality
- Introduced a new line of cushioned mailing envelopes under the Hefty® brand
- Expanded our medical products capacity in Europe
- Launched EZ Bubble-Out™ Bags-on-a-Roll
- Completed five small strategic acquisitions in Europe's growth markets

SERVICE AND QUALITY IMPROVEMENTS

We made outstanding progress in service and quality improvement in 2002. On-time fill rates improved to 98 percent – a significant enhancement for our customers. In addition, this segment made a substantial effort to improve quality and saw customer satisfaction improve dramatically. In 2003, we will continue to put the customer first and expect that focus to lead to further market share gains.

[illegible]

Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation

Financial statements for all periods presented herein have been prepared on a consolidated basis in accordance with generally accepted accounting principles consistently applied. All per-share information is presented on a diluted basis unless otherwise noted. Certain amounts in the prior years' financial statements have been reclassified to conform with the presentation used in 2002.

The company has three operating segments: Consumer and Foodservice/Food Packaging, which relates to the manufacture and sale of disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products for the consumer, foodservice, and food-packaging markets; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fibre products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative service operations and retiree-benefit income and expense.

Restructuring and Other and Spin-off Transaction

Restructuring and Other

In the fourth quarter of 1999, the company recorded a $154 million restructuring charge, $91 million after tax, or $0.54 per share, related to the decision to exit noncore businesses and to reduce overhead costs. The restructuring covered (1) the sale of the company's forest-products and aluminum-foil container businesses ($68 million), for which cash proceeds of $20 million were received in the fourth quarter of 1999; (2) the sale of certain assets of the company's administrative service and corporate aircraft operations ($10 million); (3) the impairment of long-lived assets of the company's packaging-polyethylene business ($68 million); and (4) severance costs associated with the elimination of 161 positions, primarily in the company's international operations ($8 million). The impairment charge for the assets of the packaging-polyethylene business was deemed necessary following completion of an evaluation of strategic alternatives for the business and represented the difference between the carrying value of the assets and the forecasted future cash flows of the business, computed on a discounted basis. In the fourth quarter of 2000, $1 million of this charge was reversed, as one planned product-line consolidation was not undertaken and, as a result, 14 positions were not eliminated. With this exception, all restructuring actions were completed in 2000.

In the fourth quarter of 2000, the company recorded a restructuring charge of $71 million, $47 million after tax, or $0.29 per share. Of this amount, $45 million was for the impairment of assets held for sale, including those related to the packaging-polyethylene business and the company's interest in Sentinel Polyolefins LLC, a protective-packaging joint venture. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. The remaining $26 million was related to the realignment of operations and the exiting of low-margin businesses in the company's Protective and Flexible Packaging segment. Specifically, this charge was for (1) plant closures in North America and Europe, including the elimination of 202 positions ($6 million); (2) other workforce reductions (187 positions), mainly in Europe ($6 million); (3) impairment of European long-lived assets held for sale ($10 million); and (4) asset write-offs related to the elimination of certain low-margin product lines ($4 million). The impairment charge for European assets was recorded following completion of an evaluation of strategic alternatives for the related businesses and represented the difference between the carrying value of the assets and their fair value based on market estimates. Restructuring-plan actions have been completed. Actual cash outlays for severance and other costs were $3 million less than originally estimated, as 78 fewer positions were eliminated, while charges for asset write-offs were $3 million more than initially estimated. Additionally, the company recognized a benefit of $6 million, $4 million after tax, or $0.02 per share, in the fourth quarter of 2001, largely to reflect a lower loss than was originally recorded on the sale of the company's packaging-polyethylene business.

In the fourth quarter of 2001, the company recorded a restructuring charge of $18 million, $10 million after tax, or $0.06 per share. Of this amount, $5 million was related to higher-than-anticipated expenses associated with the exit of small, noncore European businesses announced in the fourth quarter of 2000. The remaining $13 million reflected adoption of a restructuring plan to consolidate operations and reduce costs in both the Consumer and Foodservice/Food Packaging ($5 million) and Protective and Flexible Packaging ($8 million) segments. Specifically, this charge was for (1) plant closures and consolidations in North America and Europe, including the elimination of 283 positions ($10 million); (2) other workforce reductions (99 positions–$2 million); and (3) asset writedowns related to the exit of a North American product line ($1 million).

In the second quarter of 2002, the company recognized a benefit of $4 million, $2 million after tax, or $0.02 per share, related to a previously recorded restructuring charge, primarily as a result of incurring a lower-than-anticipated loss on the sale of a noncore European business.

Spin-off Transaction Costs

In the fourth quarter of 1999, the company recorded transaction costs related to its spin-off from Tenneco Inc. (Tenneco) in 1999 that reduced income before interest expense, income taxes, and minority interest; net income; and earnings per share by $136 million, $96 million, and $0.57, respectively. These costs pertained to special curtailment and termination benefits for former Tenneco employees ($72 million), professional services ($49 million), and separation from Tenneco operations ($15 million). In the fourth quarters of 2000 and 2001, the company reversed $20 million, $12 million after tax, or $0.08 per share, and $12 million, $7 million after tax, or $0.04 per share, respectively, of the previously recorded spin-off transaction costs to reflect lower-than-anticipated expenses. Actions related to the spin-off transaction have been completed.

Year 2002 compared with 2001

Results of Continuing Operations

Sales

(Dollars in millions)	2002	2001	Change
Consumer and Foodservice/ Food Packaging	$2,062	$1,997	3.3%
Protective and Flexible Packaging	818	815	0.4
Total	$2,880	$2,812	2.4%

Total sales increased $68 million, or 2.4%, in 2002. Excluding the positive impact of foreign-currency exchange rates ($20 million) and acquisitions ($67 million) and the negative effect of business divestitures ($50 million), sales grew 1.1%. Volume, excluding divestitures, grew 7.7%, with 5.3% coming from the base business and 2.4% from acquisitions. Somewhat offsetting the volume gains were lower selling prices, primarily from the pass through of lower raw-material costs.

Sales for the Consumer and Foodservice/Food Packaging business increased $65 million, or 3.3%, in 2002. Excluding the negative effect of divestitures ($15 million), sales for this segment grew 4.0%. Volume in this business increased 9.0%, with 6.3% coming from the base business and 2.7% from acquisitions. The higher volume was offset partially by a decline in selling prices from the pass through of lower raw-material costs. Contributing to the volume growth was the introduction of new products: Hefty® The Gripper™ tall kitchen waste bags, Hefty® Zoo Pals™ disposable plates for children, and foodservice products for major fast-food restaurants. Sales of Protective and Flexible products increased $3 million, or 0.4%, from 2001. Excluding the positive impact of foreign-currency exchange rates ($20 million) and the negative effect of businesses divested in 2001 ($35 million), sales for this segment improved 2.3%. The increase reflected volume growth of 4.5%, with 2.8% coming from the base business and 1.7% from acquisitions, offset partially by a decline in selling prices from the pass through of lower raw-material costs, principally in North America.

Operating Income - Income before Interest Expense, Income Taxes, and Minority Interest

(Dollars in millions)	2002	2001	Change
Consumer and Foodservice/ Food Packaging	$ 346	$ 288	20.1%
Protective and Flexible Packaging	62	29	113.8
Other	55	74	(25.7)
Total	$ 463	$ 391	18.4%

Total operating income for 2002 was $463 million, up $72 million, or 18.4%, from last year. Operating income in 2002 included the impact of reversing $4 million of a previously recorded restructuring charge related to the Protective and Flexible Packaging segment, while operating income for 2001 included $12 million of restructuring and other charges and the reversal of $12 million of spin-off transaction cost provisions originally recorded in 1999. Excluding the effect of these items, operating income by segment was as follows:

(Dollars in millions)	2002	2001	Change
Consumer and Foodservice/ Food Packaging	$ 346	$ 287	20.6%
Protective and Flexible Packaging	58	42	38.1
Other	55	62	(11.3)
Total	$ 459	$ 391	17.4%

Total operating income before restructuring and other charges and spin-off transaction costs was $459 million in 2002, an increase of $68 million, or 17.4%, over 2001. The increase was driven principally by volume growth; improvement in gross margin, primarily reflecting growth in higher-margin product lines and benefits from the company's productivity initiatives; and the elimination of goodwill amortization in 2002 ($19 million benefit), resulting from the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." See "Changes in Accounting Principles" for additional information.

Operating income for the Consumer and Foodservice/Food Packaging segment increased $59 million, or 20.6%, in 2002, driven principally by volume growth, productivity improvements, lower logistics costs, and the 2002 elimination of goodwill amortization ($12 million benefit), offset partially by lower spread (the difference between selling prices and raw-material costs).

Operating income for the Protective and Flexible Packaging segment increased $16 million, or 38.1%, from 2001, mainly reflecting higher volume, benefits from a restructuring program initiated in January 2001, and the 2002 elimination of goodwill amortization ($7 million benefit), offset, in part, by lower spread.

Operating income for the Other segment was $55 million in 2002, a decrease of $7 million, or 11.3%, from 2001, mainly driven by lower pension income and higher stock-based compensation costs.

Interest Expense, Net of Interest Capitalized - Interest expense was $96 million in 2002, down $11 million, or 10.3%, from 2001, mainly because of lower borrowings.

Income Taxes - The company's effective tax rate for 2002 was 40.0% compared with 41.5% for 2001. This reduction was attributable principally to the elimination of goodwill amortization.

Income from Continuing Operations - The company recorded income from continuing operations of $220 million, or $1.37 per share, in 2002, compared with $165 million, or $1.03 per share, in 2001.

In accordance with generally accepted accounting principles, income from continuing operations included the after-tax effects of restructuring and other charges, spin-off transaction costs, a gain on the sale of a business, pension income, and goodwill amortization. The company's management believes that by adjusting income from continuing operations to exclude the effects of these items, the resulting "core" earnings present a more accurate depiction of the company's underlying operating performance.

Following is a reconciliation of income from continuing operations and diluted earnings per share (EPS) from continuing operations with the company's "core" earnings and "core" EPS, respectively, for 2002, 2001, and 2000:

(In millions, except earnings per share)	2002	2001	2000
Income from continuing operations	$ 220	$ 165	$ 113
After-tax adjustments to exclude:			
Restructuring and other charges	(2)	7	46
Spin-off transaction costs	–	(7)	(12)
Gain on sale of a business	–	–	(4)
Pension income	(65)	(66)	(63)
Goodwill amortization	–	14	14
"Core" earnings	$ 153	$ 113	$ 94
Diluted EPS			
Continuing operations	$ 1.37	$ 1.03	$ 0.70
Adjustments to exclude:			
Restructuring and other charges	(0.01)	0.04	0.29
Spin-off transaction costs	–	(0.04)	(0.08)
Gain on sale of a business	–	–	(0.02)
Pension income	(0.41)	(0.42)	(0.39)
Goodwill amortization	–	0.09	0.08
"Core" EPS	$ 0.95	$ 0.70	$ 0.58

Discontinued Operations

In 2001, the company recorded after-tax income from discontinued operations of $28 million, or $0.17 per share, which represented gains on the sale of the company's remaining holdings of Packaging Corporation of America (PCA) stock.

Cumulative Effect of Change in Accounting Principles

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142. Effective January 1, 2002, the company adopted SFAS No. 142 and recorded a goodwill-impairment charge for certain Protective and Flexible Packaging businesses of $83 million, $72 million after tax, or $0.45 per share, as a cumulative effect of change in accounting principles in the first quarter of 2002.

Liquidity and Capital Resources

Capitalization

December 31 (In millions)	2002	2001
Short-term debt, including current maturities of long-term debt	$ 13	$ 7
Long-term debt	1,224	1,211
Total debt	1,237	1,218
Minority interest	21	8
Shareholders' equity	897	1,689
Total capitalization	$2,155	$2,915

Shareholders' equity decreased $792 million from December 31, 2001, to December 31, 2002, primarily as a result of recognizing a minimum pension-plan liability and reducing net pension-plan assets. The recording of these transactions was necessitated by requirements of SFAS No. 87, "Employers' Accounting for Pensions," in that the fair-market value of pension-plan assets fell below the company's accumulated pension-benefit obligations as of the annual measurement date for U.S. (September 30) and foreign (December 31) plans. This resulted from (1) the impact of the sharp decline in equity markets on the value of the pension plans' assets and (2) the reduction (from 7.25% to 6.75% for U.S. plans) in the discount rate used to measure pension-plan obligations. These factors gave rise to a $966 million decrease in shareholders' equity, which had no effect on 2002 net income, cash flow, bank-covenant compliance, or requirements to make contributions to the pension plans. This decline was offset partially by net income of $148 million.

The ratio of debt to total capitalization rose to 57.4% at December 31, 2002, from 41.8% at December 31, 2001, primarily because of the decrease in shareholders' equity.

Cash Flows

(In millions)	2002	2001
Cash provided (used) by:		
Operating activities	$ 384	$ 371
Investing activities	(244)	(1)
Financing activities	(57)	(354)

Cash provided by operating activities was $384 million in 2002, compared with $371 million in 2001. The $13 million improvement reflected the increase in income from continuing operations, offset partially by the impact of various other items, primarily higher receivables driven by increased sales and a decline in the level of asset securitization.

Investing activities used $244 million of cash in 2002, principally for capital expenditures ($126 million) and acquisitions ($125 million). Cash used by investing activities was $1 million in 2001, primarily reflecting the net of expenditures for property, plant, and equipment ($145 million) and proceeds from the sale of businesses ($69 million) and PCA stock ($87 million).

Cash used by financing activities was $57 million in 2002, driven primarily by the repurchase of company stock ($40 million) and the retirement of debt ($28 million). Financing activities used $354 million of cash in 2001, primarily for the retirement of debt.

Capital Commitments - Commitments for authorized expenditures totaled approximately $90 million at December 31, 2002. It is anticipated that the majority of these expenditures will be funded over the next 12 months from existing cash and short-term investments and internally generated cash.

Liquidity and Off-Balance-Sheet Financing - The company uses various sources of funding to manage liquidity, including off-balance-sheet financing vehicles.

Sources of liquidity include cash flow from operations and a 5-year, $750 million revolving-credit facility, under which $36 million was outstanding at December 31, 2002. The company was in full compliance with financial and other covenants included in the revolving-credit agreement at year-end 2002.

Off-balance-sheet financing consists of an asset-securitization program and a synthetic-lease facility. Asset securitization totaled $10 million and $44 million at December 31, 2002, and December 31, 2001, respectively. The synthetic-lease agreement, which will expire in 2005, contains customary terms and conditions covering, among other things, residual-value guarantees, default provisions, and financial covenants, and requires the company to satisfy certain financial-ratio tests. Termination of the lease agreement, either before or at expiration, would require the company to make a termination payment ($169 million at December 31, 2002, and 2001), which, in essence, represents off-balance-sheet debt in that the company might be required to obtain alternative financing to fund such a payment. Likewise, termination of the asset-securitization program would require the company to increase its debt or decrease its cash balance by a corresponding amount. See "Critical Accounting Policies" for more information on the company's synthetic-lease agreement.

Management believes that cash flow from operations, available cash reserves, and the ability to obtain cash under the company's credit facilities and asset-securitization program will be sufficient to meet current and future liquidity and capital requirements.

Year 2001 compared with 2000

Results of Continuing Operations

Sales

(Dollars in millions)	2001	2000	Change
Consumer and Foodservice/ Food Packaging	$1,997	$2,201	(9.3)%
Protective and Flexible Packaging	815	851	(4.2)
Total	$2,812	$3,052	(7.9)%

Total sales declined $240 million, or 7.9%, in 2001. Excluding the negative impact of foreign-currency exchange rates, divestitures, and discontinued product lines, sales were essentially even with last year.

Sales for the Consumer and Foodservice/Food Packaging business declined $204 million, or 9.3%, in 2001. Excluding the effects of divestitures and discontinued product lines, sales for this segment were 0.9% higher than in 2000, primarily because of higher selling prices and volume gains. Sales of Protective and Flexible Packaging products declined $36 million, or 4.2%, from 2000. Excluding the negative impact of foreign-currency exchange rates and businesses divested in 2001, sales for this segment were 1.8% lower than in 2000, as higher sales in Europe were more than offset by protective-packaging volume declines in North America.

Operating Income - Income before Interest Expense, Income Taxes, and Minority Interest

(Dollars in millions)	2001	2000	Change
Consumer and Foodservice/ Food Packaging	$ 288	$ 254	13.4%
Protective and Flexible Packaging	29	5	–
Other	74	82	(9.8)
Total	$ 391	$ 341	14.7%

Total operating income for 2001 included $12 million of restructuring and other charges recorded in the fourth quarter and the reversal of $12 million of spin-off transaction cost provisions originally recorded in 1999. Similarly, total operating income for 2000 included $70 million of restructuring and other charges, the reversal of $20 million of spin-off transaction cost provisions originally recorded in 1999, and a $6 million gain on the sale of a business. Excluding the effect of these items, operating income by segment was as follows:

(Dollars in millions)	2001	2000	Change
Consumer and Foodservice/ Food Packaging	$ 287	$ 279	2.9%
Protective and Flexible Packaging	42	44	(4.5)
Other	62	62	–
Total	$ 391	$ 385	1.6%

Operating income before restructuring and other charges, spin-off transaction costs, and, for 2000, a gain on the sale of a business, was $391 million in 2001, an increase of $6 million, or 1.6%, over 2000. The increase was driven principally by the effective management of the spread between selling prices and raw-material costs and cost savings from the 2000 restructuring program, offset partially by protective-packaging volume declines in North America.

Operating income for the Consumer and Foodservice/Food Packaging segment increased $8 million, or 2.9%, in 2001, driven principally by the effective management of spread, volume growth for core products, and lower logistics costs, offset partially by increased spending in support of branded products and on new product launches.

Operating income for the Protective and Flexible Packaging segment declined $2 million, or 4.5%, from 2000, driven principally by lower volume in North America, offset, in part, by the favorable impact of year 2000 price increases and manufacturing cost savings related to the 2000 restructuring program.

Operating income for the Other segment was $62 million in 2001, unchanged from 2000.

Interest Expense, Net of Interest Capitalized - Interest expense was $107 million in 2001, down $27 million, or 20.1%, from 2000, mainly because of lower borrowings.

Income Taxes - Pactiv's effective tax rate for 2001 was 41.5% compared with 44.0% for 2000. Excluding the tax impact of the previously discussed restructuring and other charges and spin-off transaction expenses, the effective tax rate for 2001 and 2000 was 41.5% and 42.0%, respectively.

Income from Continuing Operations - The company recorded net income from continuing operations of $165 million, or $1.03 per share, in 2001, compared with net income of $113 million, or $0.70 per share, in 2000. Excluding restructuring and other charges, spin-off transaction costs, and a gain on the sale of a business, net income from continuing operations was $165 million, or $1.03 per share, in 2001, compared with $143 million, or $0.89 per share, in 2000.

Discontinued Operations

In 2001, the company recorded net income from discontinued operations of $28 million, or $0.17 per share, which represented the after-tax gain on the sale of the company's remaining holdings of PCA stock. In 2000, the company reported net income from discontinued operations of $134 million, or $0.83 per share, which represented the after-tax gain on the February 2000 sale of the majority of the company's equity interest in PCA.

Liquidity and Capital Resources

Capitalization

December 31 (In millions)	2001	2000
Short-term debt, including current maturities of long-term debt	$ 7	$ 13
Long-term debt	1,211	1,560
Total debt	1,218	1,573
Minority interest	8	22
Shareholders' equity	1,689	1,539
Total capitalization	$2,915	$3,134

Pactiv's ratio of debt to total capitalization was 41.8% and 50.2% at December 31, 2001, and December 31, 2000, respectively. Total borrowings declined $355 million, or 22.6%, in 2001, as free cash flow and proceeds from the sale of the packaging-polyethylene business, the company's interest in a joint venture, and PCA stock were used to repay debt.

Shareholders' equity increased $150 million in 2001, reflecting the recording of income from continuing and discontinued operations of $165 million and $28 million, respectively, offset partially by a decrease in unrealized gains on PCA stock holdings.

Cash Flows

(In millions)	2001	2000
Cash provided (used) by:		
Operating activities	$ 371	$ 290
Investing activities	(1)	302
Financing activities	(354)	(578)

Cash provided by operating activities was $371 million in 2001, versus $290 million in 2000. The $81 million increase was driven principally by higher income from continuing operations, increased utilization of net operating loss carryforwards, and better working capital management.

Cash used by investing activities was $1 million in 2001, as proceeds ($146 million) from the sale of businesses ($69 million, related primarily to the disposal of the packaging-polyethylene unit) and PCA stock ($87 million) were offset principally by expenditures for property, plant, and equipment ($145 million). Cash provided by investing activities was $302 million in 2000, as proceeds from the sale of PCA stock ($394 million) and certain product lines ($50 million) more than offset expenditures for property, plant, and equipment ($135 million).

Cash used by financing activities was $354 million in 2001, driven primarily by the retirement of debt. Cash used by financing activities was $578 million in 2000, driven primarily by the retirement of debt and the repurchase of stock.

Changes In Accounting Principles

In May 2000, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." This issue addresses the recognition, measurement, and income-statement classification of various types of sales incentives, including discounts, coupons, rebates, and free products. With the company's fourth-quarter 2001 adoption of EITF No. 00-14, certain expenses that historically (i.e., 2001 and prior years) had been included in selling, general, and administrative costs were reclassified as deductions from sales for all periods presented herein.

In April 2001, the EITF reached a consensus on Issue No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products." This consensus requires that consideration provided by a vendor to a purchaser of its products be recognized as a reduction of sales, except in those instances where an identifiable and measurable benefit is or will be received by the vendor from the purchaser. With the company's fourth-quarter 2001 adoption of EITF No. 00-25, certain expenses that historically (i.e., 2001 and prior years) had been included in selling, general, and administrative costs were reclassified as deductions from sales for all periods presented herein.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 does not permit goodwill and certain intangibles to be amortized, but requires that an impairment loss be recognized if recorded amounts exceed fair values. Effective January 1, 2002, the company adopted SFAS No. 142, and recorded a goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002. Adoption of SFAS No. 142 added $19 million, $14 million, and $0.09 to income before interest, income taxes, and minority interest; net income from continuing operations; and earnings per share, respectively, for 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the time that a commitment to an exit or disposal plan is made. Examples of costs covered by the statement include lease-termination expenses and certain employee-severance costs that are associated with a restructuring, discontinuing an operation, a plant closing, or other exit or disposal activities. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN No. 45 requires that certain guarantees be recorded at fair value and requires guarantors to make significant new disclosures, even if the likelihood of making payments under the guarantees is remote. The initial recognition and measurement provisions of FIN No. 45 are to be applied on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements issued after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 delineates alternative transition approaches for companies electing to change their method of accounting for stock-based compensation costs to the fair-value method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation." While not requiring companies to use the fair-value method of accounting for stock-based compensation, SFAS No. 148 does require companies to provide greater disclosure, including tabular presentation of pro forma net income and earnings per share as if the fair-value method had been used for all periods presented, regardless of whether companies use SFAS No. 123's fair-value method or Accounting Principles Board Opinion No. 25's intrinsic-value method. SFAS No. 148's transition and disclosure requirements are effective for quarterly and annual periods ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses accounting for variable interest entities (VIEs), defined as separate legal structures that either do not have equity investors with voting rights or have equity investors with voting rights that do not provide sufficient financial resources for the entities to support their activities. FIN No. 46 requires that (1) a VIE be consolidated by a company if that company is subject to a majority of the VIE's gains and losses and (2) disclosures be made regarding VIEs that a company is not required to consolidate but in which it has a significant variable interest. Consolidation requirements apply immediately to VIEs created after January 31, 2003, and in the first fiscal year or interim period beginning after June 15, 2003, for existing VIEs. Certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the VIE was created. Upon Pactiv's July 1, 2003, adoption of FIN No. 46, the company is likely to consolidate the VIE associated with the properties covered by its synthetic-lease facility, resulting in an increase in long-term debt and property, plant, and equipment of $169 million and $152 million, respectively. Consolidation of the VIE also would require the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on the leased assets from lease inception to June 30, 2003, which would negatively impact net income by approximately $10 million, or $0.06 per share. On a going-forward basis, consolidation of the VIE would reduce net income by approximately $3 million, or $0.02 per share, annually.

Critical Accounting Policies

Following are the accounting policies of Pactiv that, in management's opinion, are the most important in portraying the company's financial condition and results of operations. These policies involve a degree of judgment and/or estimation regarding inherently uncertain factors.

Sales Deductions

In arriving at net sales, the company estimates the amount of sales deductions likely to be earned or taken by customers in conjunction with incentive programs such as volume rebates, early payment discounts, and coupon redemptions. Such estimates are based on historical trends and are reviewed quarterly for possible revision. The company believes the amount of sales deductions reflected in net sales for the 12 months ended December 31, 2002, is reasonable. In the event that future sales-deduction trends vary significantly from past or expected trends, reported sales might increase or decrease by a material amount.

Inventory Valuation

The company's inventories are stated at the lower of cost or market. A portion of inventories (56% at December 31, 2002, and 2001) is valued using the last-in, first-out (LIFO) method of accounting. Management prefers the LIFO method in that it reflects in cost of sales the current cost of the company's raw materials (primarily plastic resins), which can be volatile. If the company had valued these inventories using the first-in, first-out (FIFO) accounting method, net income would have been $2 million, or $0.01 per share, and $10 million, or $0.06 per share, lower in 2002 and 2001, respectively, and would have been $10 million, or $0.06 per share, higher in 2000.

The company's Protective and Flexible Packaging businesses value their inventory using FIFO or average-cost methods. Many of these businesses are located in countries where use of the LIFO method is not permitted. Management believes that the cost and complexity of using multiple inventory-accounting methods in these countries would outweigh the benefits.

Management periodically reviews its inventory balances to identify slow-moving or obsolete items. This determination is based on a number of factors, including new product introductions, changes in consumer demand patterns, and historical usage trends.

Pension Plans

The company accounts for pension plans in accordance with requirements of SFAS No. 87. Pension-plan income ($109 million, $113 million, and $108 million for the 12 months ended December 31, 2002, 2001, and 2000, respectively) is included in the statement of income as an offset to selling, general, and administrative expenses. Projections indicate that the company's noncash pension income will decline to approximately $60 million in 2003, principally reflecting the decline in equity market values, the reduction in the discount rate used to measure pension obligations from 7.25% to 6.75%, and the impact of the company's decision to reduce the expected long-term rate of return on pension assets for 2003 from 9.5% to 9%.

Pension income is based on a number of factors, including estimates of future returns on pension-plan assets; amortization of actuarial gains/losses; expectations regarding employee compensation; and assumptions pertaining to participant turnover, retirement age, and life expectancy.

In developing its assumption regarding the rate of return on pension-plan assets, the company receives input from its outside actuary and investment advisors on asset-allocation strategies and projections of long-term rates of return on various asset classes, risk-free rates of return, and long-term inflation rates. Since inception in 1971, the pension plan's rate of return on assets has been 10.5%. Over its history, the plan has invested approximately 65% of its assets in equities and 35% in fixed income. After consideration of all of these factors, the company concluded that a 9% rate-of-return assumption was appropriate for 2003. Holding all other assumptions constant, a one-half percentage-point change in the rate-of-return assumption would impact the company's pension income by approximately $20 million pretax.

The company's discount-rate assumption is based on returns on long-term corporate bonds that receive the second-highest credit rating from recognized rating agencies as of its measurement date (approximately 6.75% at September 30, 2002). Consequently, the company lowered its discount-rate assumption for 2003 to 6.75% from 7.25%. Holding all other assumptions constant, a one-half percentage-point change in the discount rate would impact the company's pension income by approximately $10 million pretax.

The company utilizes a market-related method for calculating the value of plan assets. This method recognizes the difference between actual and expected returns on plan assets over 5 years. The resulting unrecognized gains or losses, along with other actuarial gains and losses, are amortized using the "corridor approach" outlined in SFAS No. 87. Holding all current assumptions constant, the company's pension income will decline by approximately $20 million pretax in 2004, principally reflecting the amortization of unrecognized actuarial losses.

Synthetic Leases

The company has entered into a synthetic-lease agreement with a third-party lessor and various lenders to finance the cost of its headquarters building and certain of its warehouse facilities. The synthetic-lease agreement, which will expire in November 2005, contains customary terms and conditions covering, among other things, residual-value guarantees, default provisions, and financial covenants, and requires the company to satisfy certain financial-ratio tests, with which it was in full compliance at December 31, 2002. Termination of the lease agreement, either before or at expiration, would require the company to make a termination payment ($169 million at December 31, 2002), which, in essence, represents off-balance-sheet debt in that the company might be required to obtain alternative financing to fund such a payment.

In January 2003, the FASB issued FIN No. 46, which revises the accounting and disclosure requirements for VIEs, such as the company's synthetic-lease agreement. See "Changes in Accounting Principles" for further information concerning VIEs.

Derivative Financial Instruments

The company is exposed to market risks related to changes in foreign-currency exchange rates, interest rates, and commodity prices. To manage these risks, the company, from time to time, enters into various hedging contracts in accordance with established policies and procedures. The company does not use hedging instruments for trading purposes and is not a party to any transactions involving leveraged derivatives.

Foreign-Currency Exchange

The company uses foreign-currency forward contracts to hedge its exposure to adverse changes in exchange rates, primarily related to the British pound and the euro. Associated gains or losses offset gains or losses on underlying assets or liabilities.

In managing foreign-currency risk, the company aggregates existing positions and hedges residual exposures through third-party derivative contracts. The following table summarizes foreign-currency forward contracts in effect at December 31, 2002, all of which will mature in 2003.

(In millions, except settlement rates)		Notional amount in foreign currency	Weighted-average settlement rate	Notional amount in U.S. dollars
Euros	– Purchase	48	1.05	$ 50
	– Sell	(3)	1.05	(3)
British pounds	– Purchase	2	1.61	3
	– Sell	(30)	1.61	(49)

Interest Rates

The company is exposed to interest-rate risk on revolving-credit debt ($36 million at December 31, 2002) that bears interest at a floating rate based on LIBOR. In addition, the company has public-debt securities outstanding ($1,204 million at December 31, 2002) with fixed interest rates and original maturity dates ranging from 3 to 25 years. Should the company decide to redeem these securities prior to their stated maturity, it would incur costs based on the fair value of the securities at that time.

The following table provides information about Pactiv's financial instruments that are sensitive to interest-rate risks.

(In millions) Estimated maturity dates	5-year revolving credit facility[a]	Long-term debt securities[b]
2003	$ –	$ 8
2004	36	7
2005	–	307
2006	–	7
2007	–	99
Thereafter	–	776
Total	$ 36	$1,204

(a) Facility with floating interest rate based on LIBOR
(b) Debt securities with fixed interest rates

Prior to the spin-off, the company entered into an interest-rate swap to hedge its exposure to interest-rate movements. The company settled this swap in November 1999, incurring a $43 million loss, which is being recognized as additional interest expense over the average life of the underlying debt.

In the first quarter of 2001, the company entered into interest-rate swap agreements to convert floating-rate debt on its synthetic-lease obligations to fixed-rate debt. This action was taken to reduce the company's exposure to interest-rate risk. During the first quarter of 2002, the company exited these swap agreements, and related accumulated deferred net losses of $2 million at December 31, 2002, will be expensed over the remaining life of the underlying obligations.

Commodities

The company purchases commodities such as plastic resin, paper, aluminum, and natural gas at market prices, and occasionally uses financial instruments, primarily short-term forward contracts, to hedge certain commodity prices. Several contracts for aluminum remained open at December 31, 2002.

Report of Management

Management is responsible for the preparation, integrity, and objectivity of the financial statements and other financial data in this report. The financial statements have been prepared in conformity with generally accepted accounting principles using the best available information and exercising judgment.

Management believes that the company's system of internal controls provides reasonable assurance as to the integrity and reliability of the financial statements and is adequate to safeguard company assets. The internal-control system relies on written policies and procedures, requires appropriate division of responsibilities, is supported by careful selection and training of professional financial managers, and is maintained through a comprehensive, risk-based internal-audit program. Pactiv is dedicated to maintaining high standards of ethics, integrity, and social responsibility in the conduct of its business, and uses ongoing education, communications, and review programs to support this dedication.

The company's financial statements have been audited by Ernst & Young LLP, an independent auditing firm, which was selected by the audit committee of the board of directors. Management has made available to Ernst & Young all of the company's financial and other records, allowing it to provide an objective, independent assessment of the fairness of reporting of operating results and financial condition. Ernst & Young's report follows.

The board of directors, through its audit committee, consisting solely of outside directors, meets periodically with Ernst & Young, representatives of management, and the company's internal auditors to discuss accounting, auditing, financial, and other matters. The internal and independent auditors have unrestricted access to the audit committee to discuss their audit work as well as their assessment of the quality of the company's financial reporting and internal-control system.



Richard L. Wambold

Chairman and Chief Executive Officer



Andrew A. Campbell

Senior Vice President and Chief Financial Officer

Report of Independent Auditors

To the Board of Directors and Shareholders of Pactiv Corporation:

We have audited the accompanying consolidated statements of financial position of Pactiv Corporation (a Delaware corporation) and consolidated subsidiaries (the company) as of December 31, 2002, and the related consolidated statements of income, cash flows, and changes in shareholders' equity and other comprehensive income (loss) for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements as of December 31, 2001, and for each of the 2 years in the period then ended were audited by another auditor who has ceased operations and whose report dated January 22, 2002, expressed an unqualified opinion on such statements before the inclusion of additional disclosures referred to in the last paragraph of this report.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial-statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2 and 9 to the financial statements, the company changed its method of accounting for goodwill in the year-ended December 31, 2002.

As discussed above, the financial statements of Pactiv Corporation and consolidated subsidiaries as of December 31, 2001, and for the two years in the period ended December 31, 2001, were audited by another auditor who has ceased operations. As described in Note 9, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 9 with respect to 2001 and 2000 included (1) agreeing the previously reported income from continuing operations to the previously issued financial statements and agreeing the adjustments to reported income from continuing operations representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the company's underlying records obtained from management, and (2) testing the mathematical accuracy of the reconciliation of previously reported income from continuing operations to adjusted income from continuing operations and net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 9 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

Ernst + Young LLP

Ernst & Young LLP

Chicago, Illinois

January 21, 2003

Below is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the company's annual shareholder report for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this report

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Pactiv Corporation:

We have audited the accompanying statements of financial position of Pactiv Corporation (a Delaware corporation) and consolidated subsidiaries as of December 31, 2001, and 2000, and the related statements of income (loss), retained earnings, cash flows, changes in shareholders' equity, and comprehensive income (loss) for each of the 3 years ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial-statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pactiv Corporation and consolidated subsidiaries as of December 31, 2001, and 2000, and the results of its operations and its cash flows for the 3 years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 3 to the financial statements referred to above, effective January 1, 1999, the company changed its method of accounting for the cost of start-up activities.

Arthur Andersen LLP

Arthur Andersen LLP

Chicago, Illinois

January 22, 2002

Consolidated Statement of Income

For the years ended December 31 (In millions, except share and per-share data)	**2002**	**2001**	**2000**
Sales			
Consumer and Foodservice/Food Packaging	$ 2,062	$ 1,997	$ 2,201
Protective and Flexible Packaging	818	815	851
	2,880	2,812	3,052
Costs and expenses			
Cost of sales, excluding depreciation and amortization	1,967	1,950	2,235
Selling, general, and administrative	296	288	247
Depreciation and amortization	158	177	185
Other (income) expense, net	–	6	(6)
Restructuring and other	(4)	12	70
Spin-off transaction	–	(12)	(20)
	2,417	2,421	2,711
Income before interest expense, income taxes, and minority interest	463	391	341
Interest expense, net of interest capitalized	96	107	134
Income tax expense	146	118	91
Minority interest	1	1	3
Income from continuing operations	220	165	113
Income from discontinued operations, net of income tax	–	28	134
Income before cumulative effect of change in accounting principles	220	193	247
Cumulative effect of change in accounting principles, net of income tax	(72)	–	–
Net income	$ 148	$ 193	$ 247
Earnings per share			
Average number of shares of common stock outstanding			
Basic	158,618,274	158,833,296	161,722,021
Diluted	160,613,075	159,527,170	161,778,740
Basic earnings per share of common stock			
Continuing operations	$ 1.38	$ 1.04	$ 0.70
Discontinued operations	–	0.17	0.83
Cumulative effect of change in accounting principles	(0.45)	–	–
	$ 0.93	$ 1.21	$ 1.53
Diluted earnings per share of common stock			
Continuing operations	$ 1.37	$ 1.03	$ 0.70
Discontinued operations	–	0.17	0.83
Cumulative effect of change in accounting principles	(0.45)	–	–
	$ 0.92	$ 1.20	$ 1.53

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Financial Position

At December 31 (In millions, except share data)	2002	2001
Assets		
Current assets		
Cash and temporary cash investments	$ 127	$ 41
Accounts and notes receivable		
Trade, less allowances of $11 and $12 in the respective periods	329	259
Income taxes	–	8
Other	29	21
Inventories	368	332
Deferred income taxes	23	36
Prepayments and other	28	43
Total current assets	904	740
Property, plant, and equipment, net	1,366	1,273
Other assets		
Goodwill	612	615
Intangible assets, net	294	293
Deferred income taxes	–	21
Pension assets, net	170	1,045
Other	66	73
Total other assets	1,142	2,047
Total assets	$ 3,412	$ 4,060
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt, including current maturities of long-term debt	$ 13	$ 7
Accounts payable	217	201
Taxes accrued	11	10
Interest accrued	9	9
Accrued liabilities	191	167
Other	60	65
Total current liabilities	501	459
Long-term debt	1,224	1,211
Deferred income taxes	140	594
Pension and postretirement benefits	586	52
Deferred credits and other liabilities	43	47
Minority interest	21	8
Shareholders' equity		
Common stock (158,681,918 and 159,431,382 shares issued and outstanding after deducting 13,101,457 and 11,759,094 shares held in treasury in the respective periods)	2	2
Premium on common stock and other capital surplus	1,379	1,398
Accumulated other comprehensive loss	(975)	(54)
Retained earnings	491	343
Total shareholders' equity	897	1,689
Total liabilities and shareholders' equity	$ 3,412	$ 4,060

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

For the years ended December 31 (In millions)	2002	2001	2000
Operating activities			
Income from continuing operations	$ 220	$ 165	$ 113
Adjustments to reconcile income from continuing operations to cash provided by continuing operations			
Depreciation and amortization	158	177	185
Deferred income taxes	101	112	72
Restructuring and other	(4)	12	70
Noncash retirement benefits, net	(109)	(104)	(100)
Changes in components of working capital			
(Increase) decrease in receivables	(40)	(1)	20
(Increase) decrease in inventories	(9)	25	4
(Increase) decrease in prepayments and other current assets	3	(7)	(7)
Increase (decrease) in accounts payable	4	1	(24)
Increase (decrease) in taxes accrued	35	22	(24)
Decrease in interest accrued	–	(5)	(3)
Increase (decrease) in other current liabilities	10	(27)	4
Other	15	1	(20)
Cash provided by operating activities	384	371	290
Investing activities			
Net proceeds related to sale of discontinued operations	–	87	394
Net proceeds from sale of businesses and assets	7	69	50
Expenditures for property, plant, and equipment	(126)	(145)	(135)
Acquisitions of businesses and assets	(125)	(13)	(5)
Investments and other	–	1	(2)
Cash provided (used) by investing activities	(244)	(1)	302
Financing activities			
Issuance of common stock	11	16	15
Purchase of common stock	(40)	–	(100)
Purchase of preferred stock	–	(15)	–
Issuance of long-term debt	–	–	36
Retirement of long-term debt	(22)	(348)	(221)
Net decrease in short-term debt, excluding current maturities of long-term debt	(6)	(7)	(308)
Cash used by financing activities	(57)	(354)	(578)
Effect of foreign-exchange rate changes on cash and temporary cash investments	3	(1)	–
Increase in cash and temporary cash investments	86	15	14
Cash and temporary cash investments, January 1	41	26	12
Cash and temporary cash investments, December 31	$ 127	$ 41	$ 26
Supplemental disclosure of cash-flow information			
Cash paid during year for interest	$ 97	$ 114	$ 139
Cash paid (refunded) for income taxes	18	(16)	39

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Shareholders' Equity and Other Comprehensive Income (Loss)

(Dollars in millions)	Common stock	Premium on common stock and other capital surplus	Retained earnings (deficit)	Accumulated other compre-hensive income (loss)	Total shareholders' equity	Total compre-hensive income
Balance, December 31, 1999	$ 2	$ 1,468	$ (96)	$ (24)	$ 1,350	
Premium on common stock issued (1,565,233 shares)		15			15	
Treasury stock repurchased (11,742,951 shares)		(100)			(100)	
Change in net unrealized gains and losses				42	42	$ 42
Translation of foreign-currency statements				(15)	(15)	(15)
Net income			247		247	247
Total comprehensive income						274
Balance, December 31, 2000	2	1,383	151	3	1,539	
Premium on common stock issued (1,254,445 shares)		15			15	
Change in net unrealized gains and losses				(42)	(42)	(42)
Translation of foreign-currency statements				(7)	(7)	(7)
Additional minimum pension liability adjustment, net of tax of $2				(3)	(3)	(3)
Purchase of preferred stock			(1)		(1)	
Change in unrealized losses on interest-rate swaps				(5)	(5)	(5)
Net income			193		193	193
Total comprehensive income						136
Balance, December 31, 2001	2	1,398	343	(54)	1,689	
Premium on common stock issued (1,369,545 shares)		21			21	
Treasury stock repurchased (2,119,009 shares)		(40)			(40)	
Translation of foreign-currency statements				42	42	42
Additional minimum pension liability adjustment, net of tax of $538				(966)	(966)	(966)
Change in unrealized losses on interest-rate swaps				3	3	3
Net income			148		148	148
Total comprehensive loss						$ (773)
Balance, December 31, 2002	$ 2	$ 1,379	$ 491	$ (975)	$ 897	

The accompanying notes to financial statements are an integral part of this statement.

Notes to Financial Statements

> NOTE 1 **Basis of Presentation**

Financial statements for all periods presented herein have been prepared on a consolidated basis in accordance with generally accepted accounting principles consistently applied. All per-share information is presented on a diluted basis unless otherwise noted. Certain amounts in the prior years' financial statements have been reclassified to conform with the presentation used in 2002.

The company has three operating segments: Consumer and Foodservice/Food Packaging, which relates to the manufacture and sale of disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products for the consumer, foodservice, and food-packaging markets; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fibre products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative service operations and retiree-benefit income and expense.

> NOTE 2 **Summary of Accounting Policies**

Consolidation

The financial statements of the company include all majority-owned subsidiaries. Investments in 20%- to 50%-owned companies in which Pactiv has the ability to exert significant influence over operating and financial policies are carried at cost plus share of equity in undistributed earnings since date of acquisition. All significant intercompany transactions are eliminated.

Foreign-Currency Translation

Financial statements of international operations are translated into U.S. dollars using end-of-period exchange rates for assets and liabilities and the periods' weighted-average exchange rates for sales, expenses, gains, and losses. Translation adjustments are recorded as a component of shareholders' equity.

Cash and Temporary Cash Investments

The company defines cash and temporary cash investments as checking accounts, money-market accounts, certificates of deposit, and U.S. Treasury notes having an original maturity of 90 days or less.

Accounts and Notes Receivable

Trade accounts receivable are classified as current assets and are reported net of allowances for doubtful accounts. The company records such allowances based on a number of factors, including historical trends and specific customer liquidity.

On a recurring basis, the company sells an undivided interest in a pool of trade receivables meeting certain criteria to a third party as an alternative to debt financing. Amounts sold were $10 million and $44 million at December 31, 2002, and 2001, respectively. Such sales, which represent a form of off-balance-sheet financing, are recorded as a reduction of accounts and notes receivable in the statement of financial position, and changes in such amounts are included in cash provided by operating activities in the statement of cash flows. Discounts and fees related to these sales totaled $1 million, $5 million, and $7 million in 2002, 2001, and 2000, respectively, and were included in other income/expense in the statement of income. In the event that either Pactiv or the third-party purchaser of the trade receivables were to discontinue this program, the company's debt would increase or its cash balance would decrease by an amount corresponding to the level of sold receivables at such time.

Inventories

Inventories are stated at the lower of cost or market. A portion of inventories (56% at December 31, 2002, and 2001) is valued using the last-in, first-out method of accounting. All other inventories are valued using the first-in, first-out (FIFO) or average-cost methods. If FIFO or average-cost methods had been used to value all inventories, the total inventory balance would have been $11 million lower at December 31, 2002, and $9 million lower at December 31, 2001.

Property, Plant, and Equipment, Net

Depreciation is recorded on a straight-line basis over the estimated useful lives of assets. Useful lives range from 10 to 40 years for buildings and improvements and from 3 to 25 years for machinery and equipment. Depreciation expense totaled $140 million, $145 million, and $150 million for the years ended December 31, 2002, 2001, and 2000, respectively.

The company capitalizes certain costs related to the purchase and development of software used in its business. Such costs are amortized over the estimated useful lives of the assets, ranging from 3 to 12 years. Capitalized software-development costs, net of amortization, were $57 million and $64 million at December 31, 2002, and 2001, respectively.

The company periodically re-evaluates carrying values and estimated useful lives of long-lived assets to determine if adjustments are warranted. The company uses estimates of undiscounted cash flows from long-lived assets to determine whether the book value of such assets is recoverable over the assets' remaining useful lives.

In 2001, the company changed estimated useful lives for certain assets of the Protective and Flexible Packaging business in North America and Europe to be consistent with those used for similar assets in its other business segment. This change did not have a material impact on the company's financial statements.

Goodwill and Intangibles, Net

Effective January 1, 2002, the company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 does not permit goodwill and indefinite-lived intangibles to be amortized, but requires that these assets be reviewed at least annually for possible impairment. Capitalized intangible assets with definite lives are amortized on a straight-line basis over periods ranging from 5 to 26 years. See Note 9 for further information regarding goodwill and intangible assets.

Environmental Liabilities

Expenditures for compliance with environmental regulations that relate to ongoing operations are expensed or capitalized as appropriate. Expenditures for conditions that relate to operations that no longer contribute to the generation of sales are expensed as incurred or as warranted by environmental assessments. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and that costs can be reasonably estimated. Estimated liabilities are based on currently available facts, existing technology, and requirements of current laws and regulations, taking into consideration the likely effects of inflation and other factors. All available evidence is considered, including prior remediation experience with contaminated sites, other companies' clean-up experience, and data released by the U. S. Environmental Protection Agency or other organizations. Estimated liabilities are subject to revision in subsequent periods based on actual cost data or new information. Liabilities reflected in the statement of financial position are not discounted.

Sales Recognition

The company recognizes sales when the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred as products are shipped.

Freight

The company records amounts billed to customers for shipping and handling as sales, and records shipping and handling expenses as cost of sales.

General and Administrative Expenses

The company records net pension income as an offset to selling, general, and administrative expenses. Such noncash income totaled $109 million, $113 million, and $108 million in 2002, 2001, and 2000, respectively.

Research and Development

Research and development costs, which are expensed as incurred, totaled $35 million, $40 million, and $36 million in 2002, 2001, and 2000, respectively.

Advertising

Advertising production costs are expensed as incurred, while advertising media costs are expensed in the period in which the related advertising first takes place. Advertising expenses were $17 million, $11 million, and $3 million in 2002, 2001, and 2000, respectively.

Stock-Based Compensation

In accounting for stock-based employee compensation, the company uses the intrinsic-value method specified in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Shown below are net income and basic and diluted earnings per share as reported and adjusted to reflect the use of the fair-value method in determining stock-based compensation costs, as prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation."

(In millions, except per-share data)	2002	2001	2000
Net income reported	$ 148	$ 193	$ 247
After-tax adjustment of stock-based compensation costs:			
Intrinsic-value method	4	2	2
Fair-value method	(13)	(11)	(12)
Pro forma	$ 139	$ 184	$ 237
Earnings per share			
Basic	$ 0.93	$ 1.21	$ 1.53
Adjustment of stock-based compensation costs:			
Intrinsic-value method	0.02	0.01	0.01
Fair-value method	(0.08)	(0.07)	(0.07)
Pro forma	$ 0.87	$ 1.15	$ 1.47
Diluted	$ 0.92	$ 1.20	$ 1.53
Adjustment of stock-based compensation costs:			
Intrinsic-value method	0.02	0.01	0.01
Fair-value method	(0.08)	(0.07)	(0.07)
Pro forma	$ 0.86	$ 1.14	$ 1.47

Income Taxes

The company utilizes the asset and liability method of accounting for income taxes, which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary timing differences between the tax and financial-statement basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance if management determines that it is more likely than not that a portion of deferred tax assets will not be realized in a future period. Estimates used to recognize deferred tax assets are subject to revision in subsequent periods based on new facts or circumstances.

The company does not provide for U.S. federal income taxes on unremitted earnings of foreign subsidiaries in that it is management's present intention to reinvest those earnings in foreign operations. Unremitted earnings of foreign subsidiaries totaled $110 million and $105 million at December 31, 2002, and December 31, 2001, respectively. The unrecognized deferred tax liability associated with these unremitted earnings totaled approximately $24 million at December 31, 2002.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per share is calculated in the same manner; however, adjustments are made to reflect the potential issuance of dilutive shares.

Risk Management

From time to time, the company uses derivative financial instruments, principally foreign-currency purchase and sale contracts with terms less than 1 year, to hedge its exposure to changes in foreign-currency exchange rates. Net gains or losses on such contracts are recognized in the income statement as offsets to foreign-currency gains or losses on the underlying transactions. In the statement of cash flows, cash receipts and payments related to hedge contracts are classified in the same way as cash flows from the transactions being hedged.

Interest-rate risk management is accomplished through the use of swaps to create synthetic debt instruments. Gains and losses on the settlement of swaps are amortized over the remaining life of the underlying asset or liability. The company does not use derivative financial instruments for speculative purposes.

Changes in Accounting Principles

In May 2000, the Financial Accounting Standards Board's (FASB's) Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." This issue addresses the recognition, measurement, and income-statement classification of various types of sales incentives, including discounts, coupons, rebates, and free products. With the company's fourth-quarter 2001 adoption of EITF No. 00-14, certain expenses that historically (i.e., 2001 and prior years) had been included in selling, general, and administrative costs were reclassified as deductions from sales for all periods presented herein.

In April 2001, the EITF reached a consensus on Issue No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products." This consensus requires that consideration provided by a vendor to a purchaser of its products be recognized as a reduction of sales, except in those instances where an identifiable and measurable benefit is or will be received by the vendor from the purchaser. With the company's fourth-quarter 2001 adoption of EITF No. 00-25, certain expenses that historically (i.e., 2001 and prior years) had been included in selling, general, and administrative costs were reclassified as deductions from sales for all periods presented herein.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 does not permit goodwill and certain intangibles to be amortized, but requires that an impairment loss be recognized if recorded amounts exceed fair values.

Effective January 1, 2002, the company adopted SFAS No. 142, and recorded a goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002. Adoption of SFAS No. 142 added $19 million, $14 million, and $0.09 to income before interest, income taxes, and minority interest; net income from continuing operations; and earnings per share, respectively, for 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the time that a commitment to an exit or disposal plan is made. Examples of costs covered by the statement include lease-termination expenses and certain employee-severance costs that are associated with a restructuring, discontinuing an operation, a plant closing, or other exit or disposal activities. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November, 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN No. 45 requires that certain guarantees be recorded at fair value and requires guarantors to make significant new disclosures, even if the likelihood of making payments under the guarantees is remote. The initial recognition and measurement provisions of FIN No. 45 are to be applied on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements issued after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 delineates alternative transition approaches for companies electing to change their method of accounting for stock-based compensation costs to the fair-value method prescribed in SFAS No. 123. While not requiring companies to use the fair-value method of accounting for stock-based compensation, SFAS No. 148 does require companies to provide greater disclosure, including tabular presentation of pro forma net income and earnings per share as if the fair value method had been used for all periods presented, regardless of whether companies use SFAS No. 123's fair-value method or APB Opinion No. 25's intrinsic-value method. SFAS No. 148's transition and disclosure requirements are effective for quarterly and annual periods ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses accounting for variable interest entities (VIEs), defined as separate legal structures that either do not have equity investors with voting rights or have equity investors with voting rights that do not provide sufficient financial resources for the entities to support their activities. FIN No. 46 requires that (1) a VIE be consolidated by a company if that company is subject to a majority of the VIE's gains and losses and (2) disclosures be made regarding VIEs that a company is not required to consolidate but in which it has a significant variable interest. Consolidation requirements apply immediately to VIEs created after January 31, 2003, and in the first fiscal year or interim period beginning after June 15, 2003, for existing VIEs. Certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the VIE was created. Upon Pactiv's July 1, 2003, adoption of FIN No. 46, the company is likely to consolidate the VIE associated with the properties covered by its synthetic-lease facility, resulting in an increase in long-term debt and property, plant, and equipment of $169 million and $152 million, respectively. Consolidation of the VIE also would require the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on the leased assets from lease inception to June 30, 2003, which would negatively impact net income by approximately $10 million, or $0.06 per share. On a going-forward basis, consolidation of the VIE would reduce net income by approximately $3 million, or $0.02 per share, annually. See Note 17 for additional information on the company's synthetic-lease agreement.

Estimates

Financial-statement presentation requires management to make estimates and assumptions that affect reported amounts for assets, liabilities, sales, and expenses. Actual results may differ from such estimates.

Reclassifications

Certain prior-year amounts have been reclassified to conform with current-year presentation.

> NOTE 3 Restructuring and Other and Spin-off Transaction

Restructuring and Other

In the fourth quarter of 1999, the company recorded a $154 million restructuring charge, $91 million after tax, or $0.54 per share, related to the decision to exit noncore businesses and to reduce overhead costs. The restructuring covered (1) the sale of the company's forest-products and aluminum-foil container businesses ($68 million), for which cash proceeds of $20 million were received in the fourth quarter of 1999; (2) the sale of certain assets of the company's administrative service and corporate aircraft operations ($10 million); (3) the impairment of long-lived assets of the company's packaging-polyethylene business ($68 million); and (4) severance costs associated with the elimination of 161 positions, primarily in the company's international operations ($8 million). The impairment charge for the assets of the packaging-polyethylene business was deemed necessary following completion of an evaluation of strategic alternatives for the business and represented the difference between the carrying value of the assets and the forecasted future cash flows of the business, computed on a discounted basis. In the fourth quarter of 2000, $1 million of this charge was reversed, as one planned product-line consolidation was not undertaken and, as a result, 14 positions were not eliminated. With this exception, all restructuring actions were completed in 2000.

In the fourth quarter of 2000, the company recorded a restructuring charge of $71 million, $47 million after tax, or $0.29 per share. Of this amount, $45 million was for the impairment of assets held for sale, including those related to the packaging-polyethylene business and the company's interest in Sentinel Polyolefins LLC (Sentinel), a protective-packaging joint venture. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. The remaining $26 million was related to the realignment of operations and the exiting of low-margin businesses in the company's Protective and Flexible Packaging segment. Specifically, this charge was for (1) plant closures in North America and Europe, including the elimination of 202 positions ($6 million); (2) other workforce reductions (187 positions), mainly in Europe ($6 million); (3) impairment of European long-lived assets held for sale ($10 million); and (4) asset write-offs related to the elimination of certain low-margin product lines ($4 million). The impairment charge for European assets was recorded following completion of an evaluation of strategic alternatives for the related businesses and represented the difference between the carrying value of the assets and their fair value based on market estimates. Restructuring-plan actions have been completed. Actual cash outlays for severance and other costs were $3 million less than originally estimated, as 78 fewer positions were eliminated, while charges for asset write-offs were $3 million more than initially estimated. Additionally, the company recognized a benefit of $6 million, $4 million after tax, or $0.02 per share, in the fourth quarter of 2001, largely to reflect a lower loss than was originally recorded on the sale of the company's packaging-polyethylene business.

In the fourth quarter of 2001, the company recorded a restructuring charge of $18 million, $10 million after tax, or $0.06 per share. Of this amount, $5 million was related to higher-than-anticipated expenses associated with the exit of small, noncore European businesses announced in the fourth quarter of 2000. The remaining $13 million reflected adoption of a restructuring plan to consolidate operations and reduce costs in both the Consumer and Foodservice/Food Packaging ($5 million) and Protective and Flexible Packaging ($8 million) segments. Specifically, this charge was for (1) plant closures and consolidations in North America and Europe, including the elimination of 283 positions ($10 million); (2) other workforce reductions (99 positions–$2 million); and (3) asset writedowns related to the exit of a North American product line ($1 million).

In the second quarter of 2002, the company recognized a benefit of $4 million, $2 million after tax, or $0.02 per share, related to a previously recorded restructuring charge, primarily as a result of incurring a lower-than-anticipated loss on the sale of a noncore European business.

Amounts related to the restructuring activities are shown in the following table.

(In millions)	Severance	Asset impairment	Other	Total
Balance at December 31, 1999	8	–	1	9
2000 restructuring charge	10	56	5	71
Cash payments	(6)	–	–	(6)
Charged to asset accounts	–	(56)	–	(56)
Reversal of prior charge	–	–	(1)	(1)
Balance at December 31, 2000	12	–	5	17
2001 restructuring charge	6	11	1	18
Cash payments	(7)	–	(1)	(8)
Charged to asset accounts	–	(11)	–	(11)
Reversal of prior charge	(3)	(3)	–	(6)
Changes in estimates	(2)	3	(1)	–
Balance at December 31, 2001	$ 6	$ –	$ 4	$ 10
Cash payments	(6)	–	(2)	(8)
Balance at December 31, 2002	$ –	$ –	$ 2	$ 2

Spin-off Transaction Costs

In the fourth quarter of 1999, the company recorded transaction costs related to its spin-off from Tenneco Inc. (Tenneco) in 1999 that reduced income before interest expense, income taxes, and minority interest; net income; and earnings per share by $136 million, $96 million, and $0.57, respectively. These costs pertained to special curtailment and termination benefits for former Tenneco employees ($72 million), professional services ($49 million), and separation from Tenneco operations ($15 million). In the fourth quarters of 2000 and 2001, the company reversed $20 million, $12 million after tax, or $0.08 per share, and $12 million, $7 million after tax, or $0.04 per share, respectively, of the previously recorded spin-off transaction costs to reflect lower-than-anticipated expenses. Actions related to the spin-off transaction have been completed.

> NOTE 4 Acquisitions and Dispositions

In December 1999, the company entered into an agreement to sell its aluminum-foil reroll facility in Clayton, New Jersey, and its aluminum packer-processor facility in Shelbyville, Kentucky, for $44 million. The company recorded a related gain of $6 million, $4 million after tax, or $0.02 per share, during 2000, and used the proceeds from the transaction to repay debt.

The company recorded a fourth-quarter 2000 charge of $45 million, $29 million after tax, or $0.18 per share, to recognize the impairment of assets held for sale, including those related to the packaging-polyethylene business and the company's interest in Sentinel. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. In the third quarter of 2001, the company refunded $7 million to the purchaser of the packaging-polyethylene business to reflect the final determination of certain asset and liability amounts. Also, as part of the company's 2000 restructuring plan, certain small, noncore European businesses were disposed of in 2001 and 2002, for which cash proceeds totaling $6 million and $5 million were received in December 2001 and May 2002, respectively. See Note 3 for additional information.

On January 4, 2002, the company purchased MSP Schmeiser GmbH, a German medical-products company, for $3 million. On February 13, 2002, the company acquired an egg-packaging production line from Amerpack S.A. de C.V., a Mexican company, for $10 million.

In January 2002, the company purchased the assets of 2 small Italian protective-packaging companies, recording these transactions as capital expenditures. The outstanding shares of a third small Italian protective-packaging company, Forniture Industriali, were acquired in June 2002, for $1 million.

On June 18, 2002, the company purchased Winkler Forming Inc. (Winkler), a leading thermoformer of amorphous polyethylene terephthalate (APET) products for food packaging, for $78 million. During the third quarter of 2002, the company received $3 million from the seller in interim settlement of working capital amounts. At December 31, 2002, the allocation of the purchase price to the net assets of Winkler and the related recognition of $55 million of goodwill were based on preliminary estimates of the fair-market value of the assets and liabilities acquired, and, therefore, are subject to revision based on final appraisals.

On October 21, 2002, Pactiv completed the purchase of 70% of the stock of Mexico-based Central de Bolsas, S.A. de C.V. (Jaguar), a leading thermoformer of high-impact polystyrene (HIPS) for cold cups and plates and polystyrene foam for foodservice/food packaging. For this 70% interest, Pactiv paid $31 million to the shareholders of Jaguar and made a $20 million equity investment in Jaguar. At December 31, 2002, the allocation of the purchase price to the net assets of Jaguar and the related recognition of $7 million of goodwill were based on preliminary estimates of the fair market value of the assets and liabilities acquired, and, therefore, are subject to revision based on final appraisals.

On November 13, 2002, Pactiv purchased the shares of Prvni Obalova SPOL S.R.O, a distributor and converter of protective-packaging products in the Czech Republic, for $4 million.

The following unaudited pro forma information summarizes the results of operations for the 12 months ended December 31, 2002, and 2001, as if fiscal 2002 acquisitions had been completed as of the beginning of the respective periods. The pro forma data presented reflect actual operating results of the acquired businesses, with adjustments recorded for depreciation, interest expense, and income taxes. Excluded from the pro forma data is the potential impact of cost reductions or operating synergies. These pro forma amounts are not necessarily indicative of the results that would have actually been achieved had the acquisitions occurred at the beginning of the periods presented, or that may be achieved in the future.

	Pro forma	
Years ended December 31 (In millions, except earnings per share)	**2002**	**2001**
Sales	**$2,971**	$2,963
Income from continuing operations	**220**	168
Net income	**148**	196
Earnings per share		
Continuing operations	**1.37**	1.05
Net	**0.92**	1.22

> NOTE 5 Discontinued Operations

In April 1999, the company contributed the containerboard assets of its paperboard packaging operations to a newly formed joint venture, Packaging Corporation of America (PCA). For the contribution, Pactiv, along with other consideration, received a 45% equity interest in PCA.

In February 2000, the company sold 85% of its equity interest in PCA and used the net proceeds of $398 million primarily to repay debt. The company recorded a related gain of $224 million, $134 million after tax, or $0.80 per share. In the first half of 2001, the company sold its remaining interest in PCA for $87 million, which was used primarily to repay debt, and recorded an associated gain of $57 million, $28 million after tax, or $0.17 per share.

The company provides office space and certain administrative services to PCA under a transition-service agreement.

Net assets as of December 31, 2001, and 2000, and results of operations for the years then ended for the company's discontinued paperboard packaging operations were as follows:

Years ended December 31 (In millions)	**2001**	**2000**
Net assets	$ –	$ 72
Gain on sale of PCA stock	57	224
Income before interest and income taxes	57	224
Income tax expense	29	90
Income from discontinued operations	$ 28	$ 134

Pactiv has retained responsibility for certain contingent liabilities of its former paperboard-packaging businesses and has recorded related reserves where, in the judgment of management, it is probable that a quantifiable liability exists. Management believes that these liabilities will not have a material effect on the results of operations or financial position of the company.

In connection with the formation of the PCA joint venture, Pactiv entered into a 5-year agreement to purchase corrugated products from PCA on an arm's length basis.

> NOTE 6 Long-Term Debt, Short-Term Debt, and Financing Arrangements

Long-Term Debt

December 31 (In millions)	**2002**	**2001**
Pactiv Corporation		
Borrowings under 5-year, $750 million revolving-credit agreement, effective interest rate based on LIBOR plus 0.7%	**$ 36**	$ 36
Notes due 2005, effective interest rate of 7.2%, net of $3 million unamortized discount	**296**	295
Notes due 2007, effective interest rate of 8.0%	**98**	98
Debentures due 2017, effective interest rate of 8.1%	**300**	300
Debentures due 2025, effective interest rate of 8.0%, net of $1 million unamortized discount	**275**	275
Debentures due 2027, effective interest rate of 8.4%, net of $4 million unamortized discount	**196**	196
Subsidiaries		
Notes due 2003 through 2016, average effective interest rate of 4.0% in 2002 and 9.0% in 2001	**31**	14
Less current maturities	**(8)**	(3)
Total long-term debt	**$1,224**	$1,211

Aggregate maturities of debt outstanding at December 31, 2002, are $8 million, $43 million, $307 million, $7 million, $99 million, and $776 million for 2003, 2004, 2005, 2006, 2007, and thereafter, respectively.

At December 31, 2002, the total amount of floating-rate, long-term debt was $36 million. As of December 31, 2002, the company was in full compliance with financial and other covenants in its various credit agreements.

Short-Term Debt

December 31 (In millions)	**2002**	**2001**
Current maturities of long-term debt	**$ 8**	$ 3
Other	**5**	4
Total short-term debt	**$ 13**	$ 7

The company uses lines of credit and overnight borrowings to finance certain of its short-term capital requirements. Information regarding short-term debt is shown below.

(Dollars in millions)	2002 (a)	2001 (a)
Borrowings at end of year	$ 5	$ 4
Weighted-average interest rate on borrowings at end of year	10.0%	10.8%
Maximum month-end borrowings during year	7	27
Average month-end borrowings during year	3	11
Weighted-average interest rate on average month-end borrowings during year	8.1%	8.1%

(a) Includes borrowings under committed credit facilities and uncommitted lines of credit.

Financing Arrangements

	Committed credit facilities (a)			
(Dollars in millions)	Term	Commitments	Utilized	Available
Credit agreements				
5-year revolving-credit agreement	2004	$750	$36	$714

(a) Agreements call for the payment of utilization fees on borrowings and facility fees on commitments.

In conjunction with the 1999 realignment of Tenneco debt, the company paid bank-facility fees of $10 million and entered into an interest-rate swap to hedge its exposure to interest-rate movement. The company settled this swap in November 1999 at a loss of $43 million. Both the loss on the swap and the bank-facility fees are being recognized as additional interest expense over the average life of the underlying debt.

> NOTE 7 Financial Instruments

Asset and Liability Instruments

At December 31, 2002, and 2001, the fair value of cash and temporary cash investments, short- and long-term receivables, accounts payable, and short-term debt were considered to be the same as, or not materially different from, amounts recorded for these assets and liabilities. The fair value of long-term debt at December 31, 2002, was approximately $1,427 million, compared with its recorded amount of $1,224 million. At December 31, 2001, the fair value of long-term debt was not materially different from its recorded amount. The fair value of long-term debt was based on quoted market prices for the company's debt instruments.

Instruments with Off-Balance-Sheet Risk

From time to time, Pactiv enters into foreign-currency forward contracts with terms of less than 1 year to mitigate its exposure to exchange-rate changes related to third-party trade receivables and accounts payable. The following table summarizes foreign-currency contracts entered into by the company at December 31, 2002.

	Notional amount	
(In millions)	Purchase	Sell
Foreign-currency contracts		
Euro	$ 50	$ 3
British pounds	3	49
	$ 53	$ 52

Based on exchange rates at December 31, 2002, the cost of replacing these contracts in the event of nonperformance by counter parties would not be material.

In the first quarter of 2001, the company entered into interest-rate swap agreements to convert floating-rate debt on its synthetic-lease obligations to fixed-rate debt. This action was taken to reduce the company's exposure to interest-rate risk. As of December 31, 2001, $5 million of deferred net losses on derivative instruments was recorded in other comprehensive income.

During the first quarter of 2002, the company exited these swap agreements, and related accumulated deferred net losses of $2 million at December 31, 2002, will be expensed over the remaining life of the underlying obligations.

Lines of Credit and Guarantees

The company, from time to time, utilizes various short-term lines of credit to finance operations. Total committed lines of credit were $36 million and $31 million at December 31, 2002, and December 31, 2001, respectively. Certain lines of credit are backed by payment and performance guarantees. Borrowings under lines of credit were not material at December 31, 2002, or December 31, 2001.

> NOTE 8 Inventories

December 31 (In millions)	2002	2001
Finished goods	$ 244	$ 209
Work in process	47	43
Raw materials	42	50
Other materials and supplies	35	30
	$ 368	$ 332

> NOTE 9 Goodwill and Intangible Assets

Effective January 1, 2002, the company adopted SFAS No. 142. In this connection, the company completed a review of its businesses and tested recorded goodwill amounts for possible impairment. Goodwill was found to be impaired for certain Protective and Flexible Packaging businesses that were acquired prior to the company's spin-off from Tenneco. These businesses have recently faced increased competition and experienced lower operating margins. As a result, the company recorded a goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002.

In accordance with requirements of SFAS No. 142, the company discontinued the amortization of goodwill effective January 1, 2002. Shown below is a comparison of income from continuing operations, net income, and earnings per share (EPS) for 2002 with corresponding amounts recorded in 2001and 2000 adjusted to exclude the amortization of goodwill.

(In millions, except per-share data)	2002	2001	2000
Income from continuing operations	$ 220	$ 165	$ 113
Goodwill amortization, net of tax	–	14	14
Adjusted income from continuing operations	220	179	127
Income from discontinued operations, net of tax	–	28	134
Cumulative effect of change in accounting principles, net of tax	(72)	–	–
Pro forma net income	$ 148	$ 207	$ 261
Basic EPS			
Continuing operations	$ 1.38	$ 1.04	$ 0.70
Goodwill amortization	–	0.09	0.08
Adjusted continuing operations	1.38	1.13	0.78
Discontinued operations	–	0.17	0.83
Cumulative effect of change in accounting principles	(0.45)	–	–
Pro forma EPS	$ 0.93	$ 1.30	$ 1.61
Diluted EPS			
Continuing operations	$ 1.37	$ 1.03	0.70
Goodwill amortization	–	0.09	0.08
Adjusted continuing operations	1.37	1.12	0.78
Discontinued operations	–	0.17	0.83
Cumulative effect of change in accounting principles	(0.45)	–	–
Pro forma EPS	$ 0.92	$ 1.29	$ 1.61

Changes in the carrying value of goodwill during 2002 by operating segment are shown in the following table.

(In millions)	Consumer and Foodservice/ Food Packaging	Protective and Flexible Packaging	Total
Balance, December 31, 2001	$376	$239	$615
Goodwill impairment	–	(83)	(83)
Goodwill addition	62	9	71
Translation adjustment	–	9	9
Balance, December 31, 2002	$438	$174	$612

Intangible assets at December 31, 2002, are shown in the following table.

(Dollars in millions)	Weighted average life (years)	Carrying amount	Accumulated amortization	Total
Intangible assets subject to amortization:				
Patents	21.6	$186	$ 60	$126
Other	13.4	58	19	39
		244	79	165
Intangible assets not subject to amortization (primarily trademarks)		129	–	129
Total intangible assets		$373	$ 79	$294

Amortization expense for intangible assets was $18 million for the year ended December 31, 2002. Amortization expense is estimated to total $12 million, $12 million, $12 million, $11 million, and $11 million for 2003, 2004, 2005, 2006, and 2007, respectively.

NOTE 10 Property, Plant, and Equipment, Net

December 31 (In millions)	2002	2001
Original cost		
Land, buildings, and improvements	$ 573	$ 475
Machinery and equipment	1,673	1,311
Other, including construction in progress	225	159
	2,471	1,945
Less accumulated depreciation and amortization	(1,105)	(672)
	$1,366	$1,273

> NOTE 11 Income Taxes

The domestic and foreign components of income (loss) from continuing operations before income taxes were as follows:

(In millions)	2002	2001	2000
U.S. income before income taxes	$ 325	$ 276	$ 215
Foreign income (loss) before income taxes	42	8	(8)
Total income before income taxes	$ 367	$ 284	$ 207

Following is a comparative analysis of the components of income tax expense applicable to continuing operations.

(In millions)	2002	2001	2000
Current			
Federal	$ 25	$ 2	$ 10
State and local	10	5	2
Foreign	9	(1)	7
	44	6	19
Deferred			
Federal	88	98	69
State and local	6	9	10
Foreign	8	5	(7)
	102	112	72
Total income tax expense	$ 146	$ 118	$ 91

A reconciliation of the difference between the U.S. statutory federal income tax rate and the company's effective income tax rate is shown in the following table.

	2002	2001	2000
U.S. federal income tax rate	35.0%	35.0%	35.0%
Increase in income tax rate resulting from:			
Foreign income taxed at various rates	0.5	0.4	0.5
State and local taxes on income, net of U.S. federal income tax benefit	2.9	3.1	3.4
Amortization of nondeductible goodwill	–	1.1	3.4
Other	1.6	1.9	1.7
Effective income tax rate	40.0%	41.5%	44.0%

Summarized below are the components of the company's net deferred tax liability.

December 31 (In millions)	2002	2001
Deferred tax assets		
Tax-loss carryforwards		
U.S.	$ –	$ 2
State and local	1	1
Foreign	13	17
Alternative minimum tax-credit carryforward	–	26
Pensions	130	–
Postretirement benefits	28	51
Restructuring reserves	1	17
Other items	57	55
Valuation allowance	(12)	(13)
Total deferred tax assets	218	156
Deferred tax liabilities		
Property and equipment	250	229
Pensions	–	390
Other items	85	74
Total deferred tax liabilities	335	693
Net deferred tax liabilities	$ 117	$ 537

The company had $43 million of foreign tax-loss carryforwards at December 31,.2002, of which $27 million will expire at various dates from 2003 to 2012, with the remainder having unlimited lives. At December 31, 2002, the company had $15 million of state tax-loss carryforwards, which will expire at various dates from 2003 to 2012.

The valuation allowance for deferred tax assets ($12 million at December 31, 2002) was recorded to recognize the potential inability to utilize certain foreign tax-loss carryforwards.

> NOTE 12 Common Stock

The company has 350 million shares of common stock ($0.01 par value) authorized, of which 158,681,918 shares were issued and outstanding as of December 31, 2002.

Reserves

Reserved shares (In thousands)

Thrift plans	2,468
2002 incentive-compensation plan	26,911
Employee stock-purchase plan	2,779
	32,158

Stock Plans

2002 Incentive-Compensation Plan - In November 1999, the company initiated a stock-ownership plan that permits the granting of a variety of awards, including common stock, restricted stock, performance shares, stock appreciation rights, and stock options to directors, officers, and employees. In May 2002, the 1999 plan was succeeded by the 2002 incentive compensation plan and all share balances were transferred to the new plan, which will remain in effect until amended or terminated. Under the 2002 plan, up to 27 million shares of common stock can be issued (including shares issued under the prior plan), of which 15 million had been issued or granted as of December 31, 2002.

Restricted-stock, performance-share, and stock-option awards generally require that, among other things, grantees remain with the company for certain periods of time. Performance shares granted under the plan vest upon the attainment of specified performance goals in the 3 years following the date of grant.

Details of performance- and restricted-stock balances are shown below.

	Performance shares	Restricted shares
Outstanding, January 1, 2001	144,000	30,238
Granted	394,557	–
Canceled	(10,665)	–
Outstanding, December 31, 2001	527,892	30,238
Granted	100,433	2,500
Canceled	(11,733)	–
Vested	–	(32,738)
Outstanding, December 31, 2002	616,592	–

Summarized below are stock options issued by Pactiv.

	Shares under option	Weighted-average exercise price
Outstanding, January 1, 2001	12,392,842	$24.34
Granted	2,509,382	16.23
Exercised	(33,283)	12.59
Canceled	(1,440,436)	29.64
Outstanding, December 31, 2001	13,428,505	22.29
Exercisable, December 31, 2001	5,607,768	32.00
Outstanding, January 1, 2002	13,428,505	22.29
Granted	2,288,917	17.65
Exercised	(420,064)	12.79
Canceled	(1,109,985)	30.41
Outstanding, December 31, 2002	14,187,373	21.19
Exercisable, December 31, 2002	9,324,775	23.23

Stock options expire 10 to 20 years following date of grant and vest over periods ranging from 1 to 3 years.

The weighted-average fair value of options granted by the company in 2002 ($6.17), 2001 ($6.15), and 2000 ($4.57) was determined using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Actuarial assumptions			
Risk-free interest rate	**3.0%**	4.3%	5.9%
Life	**4.4 years**	4.4 years	5.0 years
Volatility	**38.7%**	41.1%	36.6%

Summarized below is information about stock options outstanding at December 31, 2002.

	Outstanding options			Exercisable options	
	Number	Weighted-average remaining contractual life	Weighted-average exercise price	Number	Weighted-average exercise price
Range of exercise price					
$ 7 to $12	2,051,452	7.8 years	$11.65	1,322,728	$11.64
$13 to $21	8,069,729	8.2	15.47	4,270,073	14.00
$22 to $29	15,000	9.4	22.79	–	22.79
$30 to $37	1,824,885	11.2	34.22	1,505,667	34.22
$38 to $45	2,226,307	8.0	40.00	2,226,307	40.00
	14,187,373			9,324,775	

See Note 2 for additional information regarding accounting for stock-based employee compensation.

Employee Stock-Purchase Plan - The company has a stock-purchase plan that allows U.S. and Canadian employees to purchase Pactiv common stock at a 15% discount, subject to an annual limitation of $21,240. In 2002, 2001, and 2000, employees purchased 401,469 shares, 448,910 shares, and 463,412 shares, respectively, of Pactiv stock at a weighted-average price of $14.68, $10.46, and $7.25, respectively.

Grantor Trust - In November 1999, the company established a grantor trust and reserved 3,200,000 shares of Pactiv common stock for the trust. These shares were issued to the trust in January 2000. This so-called "rabbi trust" is designed to assure the payment of deferred-compensation and supplemental-pension benefits. These shares are not considered to be outstanding for purposes of financial reporting.

Qualified Offer Rights Plan

In November 1999, Pactiv adopted a qualified offer rights plan (QORP) to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the company in a transaction that would not be in the best interests of shareholders. Under the plan, if a person becomes the beneficial owner of 20% or more of the company's outstanding common stock, other than pursuant to a qualified offer, each right will entitle its holder to purchase common stock having a market value of twice the right's exercise price, but rights held by the 20%-or-more holder would not be exercisable.

Rights are not exercisable in connection with a qualified offer, which is defined as an all-cash tender offer for all outstanding shares of common stock that is fully financed, remains open for a period of at least 60 business days, results in the offeror owning at least 85% of the common stock after consummation of the offer, assures a prompt second-step acquisition of shares not purchased in the initial offer at the same price as the initial offer, and meets certain other requirements.

In connection with the adoption of the QORP, the board of directors also adopted an evaluation mechanism that calls for an independent board committee to review, on an ongoing basis, the QORP and developments in rights plans in general and, if it deems appropriate, to recommend modification or termination of the plan. The independent committee is required to report to the board at least every 3 years as to whether the QORP continues to be in the best interest of shareholders.

Earnings Per Share

Earnings from continuing operations per share of common stock outstanding were computed as follows:

(In millions, except share and per-share data)	2002	2001	2000
Basic earnings per share			
Income from continuing operations	$ 220	$ 165	$ 113
Average number of shares of common stock outstanding	158,618,274	158,833,296	161,722,021
Basic earnings from continuing operations per share	$ 1.38	$ 1.04	$ 0.70
Diluted earnings per share			
Income from continuing operations	$ 220	$ 165	$ 113
Average number of shares of common stock outstanding	158,618,274	158,833,296	161,722,021
Effect of dilutive securities			
Restricted stock	–	18,097	–
Stock options	1,579,885	498,634	1,406
Performance shares	414,916	177,143	55,313
Average number of shares of common stock outstanding including dilutive securities	160,613,075	159,527,170	161,778,740
Diluted earnings from continuing operations per share	$ 1.37	$ 1.03	$ 0.70

In accordance with a stock-repurchase plan announced in February 2000, the company acquired 11,742,951 shares of its common stock in 2000 at an average price of $8.50 per share for a total outlay of $100 million. In 2002, the company acquired 2,119,009 shares of its common stock at an average price of $19.20 per share, for a total outlay of $40 million.

> NOTE 13 Preferred Stock

Pactiv has 50 million shares of preferred stock ($0.01 par value) authorized, none of which were issued at December 31, 2002. The company has reserved 750,000 shares of preferred stock in connection with the QORP.

> NOTE 14 Minority Interest

In December 2001, the company purchased for $15 million the outstanding shares of Astro-Valcour, Inc., whose sole asset was the preferred stock of a Pactiv subsidiary that was issued to it in 1997 in connection with the company's acquisition of the packaging business of N.V. Koninklijke KNP BT. This amount had previously been recorded as minority interest in the company's statement of financial position. In October 2002, the company acquired a 70% interest in Jaguar and recorded a related minority interest of $13 million.

> NOTE 15 Pension Plans and Other Postretirement Benefits

The company has pension plans that cover substantially all of its employees. Benefits are based on years of service and, for most salaried employees, final-average compensation. The company's funding policy is to contribute to the plans amounts necessary to satisfy requirements of applicable laws and regulations. Plan assets consist principally of equity and fixed-income securities and included 4,113,548 shares of Pactiv stock with a fair-market value of $90 million at December 31, 2002. These shares were contributed by Tenneco prior to the spin-off. Effective with the spin-off, Pactiv became the sponsor of Tenneco's retirement plans, receiving related assets and assuming the obligation to provide pension benefits to participating employees of Tenneco Automotive Inc. and certain former subsidiaries and affiliates of Tenneco. For Tenneco Automotive Inc. employees, benefits accrued under these plans were frozen as of November 30, 1999.

The company has postretirement health-care and life-insurance plans that cover certain of its salaried and hourly employees. For salaried employees, the plans cover individuals who retire on or after reaching age 55 with at least 10 years of service after reaching age 45. For hourly employees, postretirement-benefit plans cover individuals who retire in accordance with the various provisions of such plans. Benefits may be subject to deductibles, copayments, and other limitations. The company reserves the right to change postretirement plans, which are not funded.

Financial data pertaining to the company's pension and postretirement benefit plans appear below.

(In millions)	Pension plans 2002	Pension plans 2001	Postretirement plans 2002	Postretirement plans 2001
Changes in projected benefit obligations				
Benefit obligations at September 30 of the previous year	$ 3,390	$ 3,195	$ 96	$ 77
Currency-rate conversion	7	(2)	–	–
Service cost of benefits earned	35	30	1	1
Interest cost on benefit obligations	237	231	7	10
Plan amendments	–	6	(10)	11
Actuarial losses	216	166	18	8
Benefits paid	(239)	(236)	(12)	(12)
Participant contributions	–	–	2	1
Divestitures	(2)	–	–	–
Benefit obligations at September 30	$ 3,644	$ 3,390	$ 102	$ 96
Changes in fair value of plan assets				
Fair value at September 30 of the previous year	$ 3,561	$ 4,508	$ –	$ –
Currency rate conversion	5	(2)	–	–
Actual return on plan assets	(269)	(709)	–	–
Employer contributions	(1)	(1)	10	11
Participant contributions	1	1	2	1
Benefits paid	(239)	(236)	(12)	(12)
Divestitures	(1)	–	–	–
Fair value at September 30	$ 3,057	$ 3,561	$ –	$ –
Development of amounts recognized in the statement of financial position				
Funded status at September 30	$ (587)	$ 171	$ (102)	$ (96)
Contributions during the fourth quarter	1	(8)	3	3
Unrecognized cost				
Actuarial losses	1,722	851	45	30
Prior-service costs	20	28	(2)	9
Transition asset	–	(1)	–	–
Net amount recognized at December 31	$1,156	$ 1,041	$ (56)	$ (54)
Amounts recognized in the statement of financial position				
Prepaid benefit cost	$ 170	$ 1,070	$ –	$ –
Accrued benefit cost	(542)	(36)	(56)	(54)
Intangible assets	18	1	–	–
Accumulated other comprehensive income	1,510	6	–	–
Net amount recognized at December 31	$ 1,156	$ 1,041	$ (56)	$ (54)

The impact of pension plans on income from continuing operations was as follows:

(In millions)	2002	2001	2000
Service cost of benefits earned	$ (35)	$ (30)	$ (30)
Interest cost on benefit obligations	(237)	(231)	(224)
Expected return on plan assets	385	373	349
Prior-service cost	(5)	(5)	(6)
SFAS No. 87 transition gain	1	6	19
Total pension-plan income	$ 109	$ 113	$ 108

Actuarial assumptions used for the pension plans are shown below.

September 30	2002	2001	2000
Actuarial assumptions			
Discount rate	6.75%	7.25%	7.5%
Compensation increases	4.9	4.9	4.9
Return on assets	9.0	9.5	9.5

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligations, accumulated benefit obligations, and fair value of plan assets were $3,326 million, $3,252 million, and $2,711 million, respectively, at September 30, 2002, and $84 million, $74 million, and $39 million, respectively, at September 30, 2001.

The impact of postretirement-benefit plans on continuing operations was as follows:

(In millions)	2002	2001	2000
Service cost of benefits earned	$ 1	$ 1	$ 1
Interest cost on benefit obligations	6	6	5
Prior-service cost	2	–	–
Loss	2	5	1
Total postretirement-benefit plan costs	$ 11	$ 12	$ 7

Actuarial assumptions used to determine postretirement-benefit obligations follow:

	2002	2001	2000
Actuarial assumptions			
Health-care cost inflation trend (a)	12.0%	10.0%	5.0%
Discount rate	6.75	7.25	7.5

(a) Assumed to decline to 5% over 5 years.

Increasing the assumed health-care cost inflation rate 1% each year would increase 2002, 2001, and 2000 postretirement-benefit obligations by approximately $2 million each year; however, the aggregate of service and interest costs would not change for 2002, 2001, or 2000.

Decreasing the assumed health-care cost inflation rate 1% each year would decrease 2002, 2001, and 2000 postretirement-benefit obligations by approximately $2 million each year, but would not change the aggregate of service and interest costs for 2002, 2001, or 2000.

In accordance with current Employee Retirement Income Security Act regulations, the company funded $9 million of its postretirement-benefit obligations with excess pension-plan assets in 2001.

> NOTE 16 Segment and Geographic-Area Information

The company has three operating segments: Consumer and Foodservice/Food Packaging, which relates to the manufacture and sale of disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products for the consumer, foodservice, and food-packaging markets; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fibre products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative service operations and retiree-benefit income and expense.

The accounting policies of the segments are the same as those described in Note 2. Products are transferred between segments and among geographic areas at, as nearly as possible, market value. In 2002, Wal-Mart Stores, Inc. accounted for 10.0% of the company's sales. In general, the company's backlog of orders is not material.

The following table sets forth certain segment information.

(In millions)	Segment: Consumer and Foodservice/ Food Packaging	Protective and Flexible Packaging	Other	Reclassifications and eliminations	Total
At December 31, 2002, and for the year then ended					
Sales to external customers	$ 2,062	$ 818	$ –	$ –	$ 2,880
Depreciation and amortization	122	30	6	–	158
Income before interest, income taxes, and minority interest	346(a)	62(b)	55(c)	–	463
Cumulative effect of change in accounting principles	–	(72)	–	–	(72)
Total assets	2,057	713	642(d)	–	3,412
Investment in affiliated companies	1	3	–	–	4
Capital expenditures	84	39	3	–	126
Noncash items other than depreciation and amortization	–	(4)	(109)(e)	–	(113)
At December 31, 2001, and for the year then ended					
Sales to external customers	$ 1,997	$ 815	$ –	$ –	$ 2,812
Depreciation and amortization	129	38	10	–	177
Income before interest, income taxes, and minority interest	288(a)	29(b)	74(c)	–	391
Income from discontinued operations	–	–	28	–	28
Total assets	2,005	729	1,451(d)	(125)	4,060
Investment in affiliated companies	1	1	–	–	2
Capital expenditures	112	27	6	–	145
Noncash items other than depreciation and amortization	(7)	14	(106)(e)	–	(99)
At December 31, 2000, and for the year then ended					
Sales to external customers	$ 2,201	$ 851	$ –	$ –	$ 3,052
Depreciation and amortization	131	43	11	–	185
Income before interest, income taxes, and minority interest	254(a)	5(b)	82(c)	–	341
Income from discontinued operations	–	–	134	–	134
Total assets	1,989	827	1,496(d)	(89)	4,223
Net assets of discontinued operations	–	–	72	–	72
Investment in affiliated companies	1	2	–	–	3
Capital expenditures	106	27	2	–	135
Noncash items other than depreciation and amortization	26	29	(113)(e)	–	(58)

(a) Includes restructuring and other charges (credits) of $(1) million and $31 million in 2001 and 2000, respectively.
(b) Includes restructuring and other charges (credits) of $(4) million, $13 million, and $39 million in 2002, 2001, and 2000, respectively.
(c) Includes pension-plan income; unallocated corporate expenses; and spin-off transaction cost reversals of $12 million and $20 million in 2001 and 2000, respectively.
(d) Includes assets related to pension plans and administrative service operations.
(e) Includes pension-plan income.

The following table sets forth certain geographic-area information.

(In millions)	Geographic area: United States	Geographic area: Foreign(a)	Reclassifications and eliminations	Total
At December 31, 2002, and for the year then ended				
Sales to external customers (b)	$ 2,286	$ 594	$ –	$ 2,880
Long-lived assets (c)	1,298	304	–	1,602
Total assets	2,756	656	–	3,412
At December 31, 2001, and for the year then ended				
Sales to external customers (b)	$ 2,262	$ 550	$ –	$ 2,812
Long-lived assets (c)	2,203	186	–	2,389
Total assets	3,560	537	(37)	4,060
At December 31, 2000, and for the year then ended				
Sales to external customers (b)	$ 2,490	$ 562	$ –	$ 3,052
Long-lived assets (c)	2,189	217	–	2,406
Total assets	3,775	601	(35)	4,341

(a) Sales to external customers and long-lived assets for individual countries (primarily in Europe) were not material.
(b) Geographic assignment is based on location of selling business.
(c) Long-lived assets include all long-term assets other than net assets of discontinued operations, goodwill, intangibles, and deferred taxes.

> NOTE 17 Commitments and Contingencies

Capital Commitments

The company estimates that the completion of projects authorized at December 31, 2002, and for which commitments have been made will require expenditures of approximately $90 million in 2003.

Purchase Commitments

The company occasionally enters into short-term forward contracts with third parties to fix a portion of the cost of certain commodities used internally. Several of such contracts for aluminum remained open at December 31, 2002.

Lease Commitments

Pactiv has entered into a $169 million synthetic-lease agreement with a third-party lessor and various lenders to finance the cost of its headquarters building and certain of its warehouse facilities and to facilitate additional leasing arrangements for other operating facilities. This agreement, which will expire in November 2005, contains customary terms and conditions covering, among other things, residual-value guarantees, default provisions, and financial covenants, and requires that certain financial-ratio tests be satisfied. Upon expiration of the initial lease periods for the properties, the company may extend the leases on terms negotiated with the lessors or purchase the leased assets under specified conditions. Termination of the synthetic-lease agreement, either before or at expiration, would require the company to make a termination payment of $169 million, which, in essence, represents off-balance-sheet debt in that the company might be required to obtain alternative financing to fund such a payment.

Annual lease payments under the synthetic-lease agreement are expected to total approximately $4 million in 2003, 2004, and 2005.

Certain of the company's facilities, equipment, and other assets are leased under long-term arrangements. Minimum lease payments under noncancelable operating leases with lease terms in excess of 1 year are expected to total $33 million, $25 million, $17 million, $13 million, and $12 million for 2003, 2004, 2005, 2006, and 2007, respectively; and $27 million for subsequent years.

Commitments under capital leases are not significant. Total rental costs for continuing operations for 2002, 2001, and 2000 were $42 million, $40 million, and $43 million, respectively, which included minimum rentals under noncancelable operating leases of $36 million, $35 million, and $33 million for the respective periods.

Litigation

In May 1999, Tenneco, Pactiv (through Tenneco's former paperboard-packaging operations), and a number of containerboard manufacturers were named as defendants in a civil, class-action antitrust lawsuit pending in the U.S. district court for the Eastern District of Pennsylvania. The company also was named as a defendant in a related class-action antitrust lawsuit. The lawsuits allege that the defendants conspired to raise linerboard prices for corrugated containers and corrugated sheets from October 1, 1993, through November 30, 1995, in violation of Section 1 of the Sherman Act. The lawsuits seek treble damages of unspecified amounts, plus attorneys' fees. Pactiv's management believes that the allegations have no merit and is vigorously defending the claims.Tenneco sold its containerboard business in April 1999, prior to the spin-off of Pactiv in November 1999. In connection with the spin-off, Pactiv was assigned responsibility for defending the claims against Tenneco with respect to such lawsuit and for any liability resulting therefrom.

The company is party to other legal proceedings arising from its operations.

Management believes that the outcome of all of these legal matters, individually and in the aggregate, will not have a material adverse effect on the company's earnings or financial position.

Environmental Matters

The company is subject to a variety of environmental and pollution-control laws and regulations in all jurisdictions in which it operates. Pactiv provides related reserves where it is probable that liabilities exist and where reasonable estimates of the liabilities can be made. Estimated liabilities are subject to change as more information becomes available regarding the magnitude of possible clean-up costs and the cost and effectiveness of alternative clean-up technologies. However, management believes that any additional costs that may be incurred as more information becomes available will not have a material effect on the earnings or financial condition of the company.

> NOTE 18 Quarterly Financial Data (Unaudited)

(In millions)	Sales	Cost of sales	Income from continuing operations	Income from discontinued operations	Cumulative effect of change in accounting principles	Net income
2002						
First quarter	$ 647	$ 438	$ 42	$ –	$ (72)	$ (30)
Second quarter	728	494	60	–	–	60
Third quarter	727	499	59	–	–	59
Fourth quarter	778	536	59	–	–	59
	$ 2,880	$ 1,967	$ 220	$ –	$ (72)	$ 148
2001						
First quarter	$ 680	$ 489	$ 29	$ 4	$ –	$ 33
Second quarter	728	510	45	24	–	69
Third quarter	694	475	45	–	–	45
Fourth quarter	710	476	46	–	–	46
	$ 2,812	$ 1,950	$ 165	$ 28	$ –	$ 193

	Basic earnings per share of common stock				Diluted earnings per share of common stock			
	Continuing operations	Discontinued operations	Cumulative effect of change in accounting principles	Net income	Continuing operations	Discontinued operations	Cumulative effect of change in accounting principles	Net income
2002 (a)								
First quarter	$ 0.26	$ –	$ (0.45)	$ (0.19)	$ 0.26	$ –	$ (0.45)	$ (0.19)
Second quarter	0.38	–	–	0.38	0.38	–	–	0.38
Third quarter	0.37	–	–	0.37	0.37	–	–	0.37
Fourth quarter	0.37	–	–	0.37	0.37	–	–	0.37
	$ 1.38	$ –	$ (0.45)	$ 0.93	$ 1.37	$ –	$ (0.45)	$ 0.92
2001 (a)								
First quarter	$ 0.18	$ 0.02	$ –	$ 0.20	$ 0.18	$ 0.02	$ –	$ 0.20
Second quarter	0.28	0.15	–	0.43	0.28	0.15	–	0.43
Third quarter	0.28	–	–	0.28	0.28	–	–	0.28
Fourth quarter	0.29	–	–	0.29	0.29	–	–	0.29
	$ 1.04	$ 0.17	$ –	$ 1.21	$ 1.03	$ 0.17	$ –	$ 1.20

(a) The sum of amounts shown for individual quarters may not equal the total for the year because of changes in the weighted-average number of shares outstanding throughout the year.

The preceding notes are an integral part of the foregoing financial statements.

Selected Financial Data

For the years ended December 31 (In millions, except per-share data)	2002	2001	2000	1999	1998
Statement of Income (Loss)					
Sales					
Consumer and Foodservice/Food Packaging	$ 2,062	$ 1,997	$ 2,201	$ 2,132	$ 2,048
Protective and Flexible Packaging	818	815	851	896	835
Other	–	–	–	–	6
	2,880	2,812	3,052	3,028	2,889
Income (loss) from continuing operations before interest expense, income taxes, and minority interest	463	391	341	(13)	283
Interest expense, net of interest capitalized	96	107	134	146	133
Income tax expense (benefit)	146	118	91	(47)	67
Minority interest	1	1	3	–	1
Income (loss) from continuing operations	220	165	113	(112)	82
Income (loss) from discontinued operations, net of income tax	–	28	134	(193)	57
Extraordinary loss, net of income tax	–	–	–	(7)	–
Cumulative effect of change in accounting principles, net of income tax	(72)	–	–	(32)	–
Net income (loss)	$ 148	$ 193	$ 247	$ (344)	$ 139
Average number of shares of common stock outstanding					
Basic	158.618	158.833	161.722	167.405	168.506
Diluted	160.613	159.527	161.779	167.663	168.835
Earnings (loss) per share					
Basic					
Continuing operations	$ 1.38	$ 1.04	$ 0.70	$ (0.67)	$ 0.49
Discontinued operations	–	0.17	0.83	(1.15)	0.34
Extraordinary loss	–	–	–	(0.04)	–
Cumulative effect of change in accounting principles	(0.45)	–	–	(0.19)	–
	$ 0.93	$ 1.21	$ 1.53	$ (2.05)	$ 0.83
Diluted					
Continuing operations	$ 1.37	$ 1.03	$ 0.70	$ (0.67)	$ 0.49
Discontinued operations	–	0.17	0.83	(1.15)	0.34
Extraordinary loss	–	–	–	(0.04)	–
Cumulative effect of change in accounting principles	(0.45)	–	–	(0.19)	–
	$ 0.92	$ 1.20	$ 1.53	$ (2.05)	$ 0.83
Statement of Financial Position					
Net assets of discontinued operations	$ –	$ –	$ 72	$ 195	$ 366
Total assets	3,412	4,060	4,341	4,588	4,798
Short-term debt including current maturities of long-term debt	13	7	13	325	595
Long-term debt	1,224	1,211	1,560	1,741	1,312
Debt allocated to discontinued operations	–	–	–	–	548
Minority interest	21	8	22	20	14
Shareholders' equity	897	1,689	1,539	1,350	1,776
Statement of Cash Flows					
Cash provided (used) by operating activities	$ 384	$ 371	$ 290	$ (31)	$ 577
Cash provided (used) by investing activities	(244)	(1)	302	(994)	(514)
Cash provided (used) by financing activities	(57)	(354)	(578)	1,030	(67)
Expenditures for property, plant, and equipment	(126)	(145)	(135)	(173)	(194)

Corporate Information

DIRECTORS

Larry D. Brady
Chairman and Chief Executive Officer
UNOVA, Inc.

Robert J. Darnall
Retired Chairman and Chief Executive Officer
Inland Steel Industries

Mary R. (Nina) Henderson
Former Corporate Vice President
Bestfoods

Roger B. Porter
IBM Professor of Business & Government
Harvard University

Paul T. Stecko
Chairman and Chief Executive Officer
Packaging Corporation of America

Norman H. Wesley
Chairman and Chief Executive Officer
Fortune Brands, Inc.

Richard L. Wambold
Chairman and Chief Executive Officer
Pactiv Corporation

OFFICERS

Richard L. Wambold
Chairman and Chief Executive Officer

Andrew A. Campbell
Senior Vice President and Chief Financial Officer

James V. Faulkner, Jr.
Vice President and General Counsel and Secretary

Lisa K. Foss
Vice President, Communications

Monique C. Hines
Vice President and Chief Information Officer

Peter J. Lazaredes
Senior Vice President and General Manager
Foodservice/Food Packaging

James D. Morris
Senior Vice President and General Manager
Protective and Flexible Packaging

John N. Schwab
Senior Vice President and General Manager
Hefty® Consumer Products

Henry M. Wells, III
Vice President and Chief Human Resources Officer

Shareholder Information

Corporate Headquarters
Pactiv Corporation
1900 West Field Court
Lake Forest, IL 60045

Annual Meeting
Pactiv Corporation's annual meeting will be held at 10:30 a.m. Central time on May 16, 2003, at the Hilton Northbrook, Northbrook, Illinois

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 866-770-1289
Hearing Impaired: 800-622-5571; 216-257-7353
Fax: 216-257-8508
E-mail: shareholder.inquiries@nationalcity.com
Notices regarding changes of address and inquiries concerning lost or stolen certificates and transfers of stock should be directed to the transfer agent.

Common Stock
Listed in the United States on the New York Stock Exchange, and traded under the symbol PTV.

SEC Filings and Other Information
Copies of the annual report, filings with the Securities and Exchange Commission, and press releases may be obtained by writing to:
Pactiv Corporation
Investor Relations Department
1900 West Field Court
Lake Forest, IL 60045
Or calling toll-free: 866-456-5439
Or via e-mail: investorrelations@pactiv.com

Investor Relations
Christine J. Hanneman
Vice President, Investor Relations
847-482-2429

Media Relations
Lisa K. Foss
Vice President, Communications
847-482-2704

Website
www.pactiv.com

Note: Trademarks owned by the Company or its subsidiaries are indicated by the use of italics, ®, or ™ throughout this report.



(seated)
Richard L. Wambold
Chairman and Chief Executive Officer

(standing from left to right)
John N. Schwab
Senior Vice President and General Manager
Hefty® Consumer Products

Andrew A. Campbell
Senior Vice President and Chief Financial Officer

James D. Morris
Senior Vice President and General Manager
Protective and Flexible Packaging

Peter J. Lazaredes
Senior Vice President and General Manager
Foodservice/Food Packaging

»» PRODUCTIVITY »» GROWTH ««

PACTIV
Advanced Packaging Solutions

Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045
www.pactiv.com